AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 21, 1999
                                                     Registration No.  333-58937
================================================================================

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                          AMERICAN ELECTROMEDICS CORP.
                 (Name of Small Business Issuer in Its Charter)

                                ----------------

           DELAWARE                      3845                   04-2608713
(State or other jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
 of incorporation or           Classification Code        Identification Number)
 or organization)              Number)

                                ----------------

                           13 COLUMBIA DRIVE, SUITE 5
                          AMHERST, NEW HAMPSHIRE 03031
                                 (603) 880-6300

        (Address and Telephone Number of Principal Executive Offices and
                          Principal Place of Business)

                                ----------------

                              MICHAEL T. PIENIAZEK
                      PRESIDENT AND CHIEF FINANCIAL OFFICER
                           13 COLUMBIA DRIVE, SUITE 5
                          AMHERST, NEW HAMPSHIRE 03031
                                 (603) 880-6300
           (Name, Address and Telephone Number, of Agent For Service)

                                ----------------

                                   Copies to:
                               BRUCE A. RICH, ESQ.
                            THELEN REID & PRIEST LLP
                               40 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 603-2000

                                ----------------

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
    from time to time after the effective date of this Registration Statement as determined by market conditions and other factors

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__| __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |__|

                                          CALCULATION OF REGISTRATION FEE
------------------------------------ ----------------------- ---------------------- ----------------------- -----------------------
             TITLE OF EACH                                     PROPOSED MAXIMUM        PROPOSED MAXIMUM
          CLASS OF SECURITIES              AMOUNT TO          OFFERING PRICE PER      AGGREGATE OFFERING          AMOUNT OF
            TO BE REGISTERED             BE REGISTERED              UNIT(1)                PRICE(1)            REGISTRATION FEE
------------------------------------ ----------------------- ---------------------- ----------------------- -----------------------

Common Stock, $.10 par value            5,387,140 shares             $2.09              $11,259,122.60            $2,972.41

Common Stock, $.10 par value(2)          380,000 shares              $2.09                 794,200                 $209.67

Common Stock, $.10 par value(2)(3)       50,000 shares               $4.80                 240,000                  $63.36

Warrants                                     50,000                   .10                  5,000.00                   -

Total                                                                  -                      -                  $3,245.44(4)


(1) Estimated solely for the purpose of computing amount of the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, based on the average of the bid and asked prices on the OTC Bulletin Board on September 3, 1998.

(2) In accordance with Rule 457(g), the registration fee for these shares is calculated upon a price which represents the highest of (i) the price at which the warrants or options may be exercised; (ii) the offering price of securities of the same class included in this registration statement; or
     (iii) the price of securities of the same class, as determined pursuant to Rule 457(c).

(3) Represents shares of Common Stock underlying the 50,000 warrants being registered hereby. (4) The sum of $6,845.88 was paid in connection with the filing of the initial registration statement.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 Subject to Completion, Dated December 17, 1999

                        5,817,140 SHARES OF COMMON STOCK
                    50,000 WARRANTS TO PURCHASE COMMON STOCK

                          AMERICAN ELECTROMEDICS CORP.


     The selling price for the shares of our common stock will be determined by market factors at the time of their resale.

                                  The Offering

     This prospectus relates to the resale by the selling stockholders of up to 5,817,140 shares of common stock and 50,000 warrants to purchase shares of common stock of American Electromedics Corp. The selling stockholders may sell the stock and warrants from time to time at the prevailing market price or in negotiated transactions. Of the shares offered:

     -    5,387,140 shares are presently outstanding, and

     -    430,000 shares are issuable upon exercise of warrants and options.

     We will receive no proceeds from the sale of the shares and warrants by the selling stockholders. However, we will receive proceeds in the amount of $766,000 from the sale of shares issuable upon the exercise of warrants by the selling stockholders.

     Our common stock is traded over the counter. Our trading symbol is AMER. On December 14, 1999, the last bid price as reported was $2.09.

     The selling stockholders and any participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Acts of 1933.

     Brokers or dealers effecting transactions in the shares or warrants should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of an exemption from registration.

     AN INVESTMENT IN SHARES OF OUR COMMON STOCK OR WARRANTS INVOLVES A HIGH DEGREE OF RISK. WE URGE YOU TO CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 4.

     THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND STATE SECURITIES REGULATORS HAVE NOT APPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE AND SHOULD BE REPORTED IMMEDIATELY TO THE SEC BY CALLING 1-800-SEC-0330.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock or the warrants. You should read carefully read the entire prospectus, including "Risk Factors" and the Consolidated Financial Statements, before making an investment decision.

     We effected a one-for-five reverse split of our common stock in November 1996. All share and per share information in this Prospectus is on a post-split basis

                                   THE COMPANY

     We develop, manufacture and sell the following two healthcare products: (i) needle-free drug delivery systems, and (ii) intraoral dental cameras and related products. In January 1999, we announced our intention to focus only upon the needle-free drug delivery system and to sell all of our other product lines. Our 40.01% subsidiary in Germany, Rosch GmbH Medizintechnik (Rosch GmbH), will continue to market and distribute dental cameras and related products, but will focus primarily on the needle-free drug delivery system in Europe.

     Our INJEX(TM) needle-free drug injection system is a hand-held, spring-powered device that injects drugs from a needle-free syringe through the skin as a narrow, high pressure stream of liquid. The INJEX(TM) System is intended to eliminate risks of contaminated needle stick accidents and the resulting diseases from hypodermic needles and syringes. The INJEX(TM) System has received U.S. FDA 510(k) clearance to market the system in the U.S., and we expect to begin marketing the product in early 2000. Our wholly-owned subsidiary, Equidyne Systems, Inc. (ESI) holds the U.S. patents to the INJEX(TM) System and will market it world-wide, except for Europe, which will be marketed through Rosch GmbH.

     The intraoral dental camera systems display close-up high quality color video or digital images of dental patients' teeth and gums. These images help dentists and other dental care workers in displaying dental health and hygiene problems. Using these systems, treatment plans, discussions and on-going patient information are enhanced so patients can better see, understand and accept treatment recommendations. This product line has been the largest segment of our business, but it has also been the least profitable. As our focus has shifted towards the INJEX(TM) System, we are presently trying to sell our U.S. intraoral dental camera business.

     We used to manufacture and market diagnostic audiometric medical devices which identify diseases and disorders of the middle ear. As part of our plan to shift our focus to the INJEX(TM) System, we sold this business in April 1999.

     We were incorporated under Delaware law on January 28, 1977. Our executive offices are at 13 Columbia Drive, Suite 5, Amherst, New Hampshire 03031, and our telephone number is (603) 880-6300.

                                  THE OFFERING


SECURITIES OFFERED BY SELLING
     STOCKHOLDERS ........................5,817,140 shares and 50,000 Warrants

COMMON STOCK TO BE OUTSTANDING
     AFTER THE OFFERING ..................14,561,600 shares as of November
                                          30, 1999.

USE OF PROCEEDS...........................We will receive no proceeds from the sale of common stock and
                                          warrants by the selling
                                          securityholders. We will receive
                                          $766,000 if all of the warrants and
                                          options are exercised. We will use
                                          these proceeds for general
                                          corporate purposes.

OTC ELECTRONIC BULLETIN BOARD             "AMER"
SYMBOL


                                  RISK FACTORS

     See "RISK FACTORS for a discussion of certain factors that should be considered in evaluating an investment in the common stock or warrants.


                   SUMMARY FINANCIAL AND OPERATING INFORMATION

     The following selected financial information is derived from the Consolidated Financial Statements appearing elsewhere in this Prospectus and should be read in conjunction with Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus. All numbers are in thousands, except for share and per share amounts.



                                                                    YEAR ENDED

SUMMARY OF OPERATIONS                    7/31/99       7/31/98       7/31/97       7/27/96        7/29/95
---------------------                    -------       -------       -------       -------        -------

NET SALES                                    $6,789        $7,025        $2,309         $3,337        $2,443

INCOME (LOSS) BEFORE
  PROVISION FOR INCOME TAXES                (9,861)       (3,674)         (926)            467           184

NET INCOME (LOSS)                           (9,861)       (3,674)         (926)            442           172

NET INCOME (LOSS) PER COMMON SHARE:
          BASIC
          DILUTED                            (1.39)        (1.01)         (.37)            .18           .08
                                             (1.39)        (1.01)         (.37)            .18           .08
WEIGHTED AVERAGE
  COMMON SHARES                           7,720,251     4,687,707     2,510,296      2,493,854     2,238,483



                                                      THREE MONTHS
                                                          ENDED
                                            -------------------------------

SUMMARY OF OPERATIONS                       10/31/99               10/31/98
---------------------                       --------               --------

NET SALES                                        $802               $2,150

LOSS BEFORE PROVISION FOR INCOME TAXES
AND EXTRAORDINARY ITEMS                         (120)              (1,286)

NET LOSS                                        (120)              (1,286)

NET LOSS PER COMMON SHARE:
  BASIC                                         (.03)                (.20)
  DILUTED                                       (.03)                (.20)

WEIGHTED AVERAGE COMMON SHARES              9,798,732            7,064,636


                                            AS OF         AS OF         AS OF         AS OF        AS OF
          FINANCIAL POSITION              10/31/99       7/31/99       7/31/98       7/27/97      7/29/96
          ------------------              --------       -------       -------       -------      -------

Total assets                              $8,368         $7,421      $11,458        $3,060       $2,771

Working capital (deficit)                  (704)        (1,262)          793         1,060          906

Long-term debt                               -0-            -0-          -0-         1,100           94

Stockholders' equity                       3,946          2,756        8,512         1,168        1,948



                                  RISK FACTORS

     The warrants and shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire sum invested in the warrants and common shares. Before purchasing any of the warrants and shares of common stock, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our stock could decline, and you may lose all or part of your investment.

WE HAVE A HISTORY OF LOSSES

     To date we have been unable to generate revenue sufficient to be profitable on a consistent basis. As a result, we have sustained substantial losses. We had a net loss of $9,861,000, or $1.39 per share, for the fiscal year ended July 31, 1999 compared to a net loss of $3,674,000, or $1.01 per share, and a net loss of $120,000 for the fiscal quarter ended October 31, 1999, or $.03 per share. There can be no assurance that we will ever achieve the level of revenues needed to be profitable in the future or, if profitability is achieved, that it will be sustained.

OUR ACCOUNTANT'S REPORT RAISES DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN

     The report of our independent accountants on our July 31, 1999 Consolidated Financial Statements contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern. Our independent accountants cited our history of operating losses over the last two years, which raised substantial doubt as to our ability to continue as a going concern. As shown in the financial statements, we incurred net losses of $120,000 for the three month period ended October 31, 1999, and $9,861,000 for the year ended July 31, 1999. If we are unable to continue as a going concern, your entire investment in us could be lost.

WE ARE SELLING OUR OTHER LINES OF BUSINESS TO CONCENTRATE ON OUR NEW PRODUCT THAT IS NOT YET FULLY DEVELOPED OR COMMERCIALLY ACCEPTED

     Broad acceptance of our products is critical to our success and ability to generate revenues. We have decided to focus our business on the INJEX(TM) needle free drug injection system. We sold our assets connected with our audiometric equipment product line in April 1999, and are actively seeking to sell our U.S. intraoral dental camera business. There can be no assurance that we will successfully sell this business or that we will recognize a gain after we sell this business.

     The INJEX(TM) System is in the final stages of development. Moreover, the system has not yet been commercially accepted and faces competition from products, some of which are owned by entities with substantial resources. Further, the INJEX(TM) System may require significant amounts of capital for additional development, manufacturing and marketing. There can be no assurance that we will be successful in developing and marketing of the INJEX(TM) System.

FDA REGULATIONS MAY IMPAIR OUR PROFITABILITY AND RESTRICT OUR GROWTH

     In the United States, our products and manufacturing practices are subject to regulation by the FDA and by state regulatory agencies. All of the medical devices we develop, including the INJEX(TM) System, must receive FDA clearance before they may be sold, or be exempted from the need to obtain FDA clearance. The FDA regulatory process may delay the marketing of new systems or devices for significant periods of time and impose substantial additional costs. There can be no assurance that we will be able to obtain clearance of any future products in a timely manner or at all. FDA clearance, once granted, is subject to ongoing review, and if the FDA believes that we are not in compliance with applicable requirements, it can institute proceedings to detain or seize our products, require a recall, suspend production, distribution, marketing and sales, enjoin future violations and assess civil and criminal penalties against us and our directors, officers or employees. The FDA may also suspend or withdraw market approval for the our products or require us to repair, replace or refund the cost of any of our products.

     FDA regulations also require us to adhere to certain "Good Manufacturing Practices" regulations, which include validation testing, quality control and documentation procedures. The FDA will periodically monitor our compliance with applicable regulatory requirements. We will need additional approval from the FDA for any new medical products we develop. FDA regulations will also require us to expend time, resources and effort in the areas of production and quality control for ourselves and our contract manufacturers. Moreover, we cannot assure you that all required regulatory clearances will be obtained or that those obtained will not include significant limitations on the uses of our products. In addition, changes in existing regulations or the adoption of new regulations could make regulatory compliance more difficult in the future. The failure to obtain all required regulatory clearances or to comply with applicable regulations would have a material adverse effect on our business and financial condition.

FOREIGN GOVERNMENT REGULATIONS COULD RESTRICT OUR GROWTH AND PROFITABILITY.

     Sales of medical devices outside the United States that are manufactured within the United States are subject to United States export requirements, and all medical devices sold abroad are subject to applicable foreign regulatory requirements. Legal restrictions on the sale of imported medical devices vary from country to country. The requirements for obtaining approval by foreign countries may differ substantially from those required for FDA approval. There can be no assurance that we will be able to obtain regulatory approvals or clearances for our products in foreign countries.

     We have obtained ISO 9001/EN 46001 certification of our quality systems. This certification is evidence that our procedures and manufacturing facilities comply with standards for quality assurance and manufacturing process control. This certification, along with the European Medical Device Directive certification, confirm our compliance with the requirements that enable use to affix the CE Mark to our products. The CE Mark denotes conformity with European standards for safety and allows certified devices to be placed on the market in all European Union (EU) countries.

THE DISTRIBUTION OF MEDICAL DEVICES IS HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY

     We compete with numerous other companies, including several major manufacturers and distributors, in the distribution and development of medical devices. Most of our competitors have greater financial and other resources than we do. As a result, these entities may begin to develop, manufacture, market and distribute systems which are substantially similar or superior to our products. Further, other companies may enter this marketplace. No assurance can be given that we will be able to successfully compete against these other companies which may have substantially greater marketing and financial resources.

     We believe that our intraoral camera has at least five major competitors in the video market and that the market is largely mature with little room for growth. On the other hand, the digital camera market is expanding with no one company or group of companies yet dominating the market. Nevertheless, we anticipate that the digital market will become increasingly competitive as demand among dental practitioners for digital equipment grows.

     Our current competition for injection systems is primarily from traditional hypodermic needles and syringes which are used for the vast majority of injections administered today. Certain companies have tried to make needles and syringes easier and safer to use by developing syringes with hidden needles, spring-powered needle injectors and injectors with sheathed needles, sometimes referred to as safety syringes. Our needle-free injection systems also compete with other needle-free injection devices. Currently, competition in the needle-free injection market is limited to other small companies with modest financial and other resources because the barriers to entry are currently low. However, additional competitors could enter the needle-free injection systems market, including companies with substantially greater resources and experience than we do. See "BUSINESS - Needle-Free Drug Delivery System." We cannot assure you that we will be able to compete effectively against current or future competitors in the needle-free injection market. Competition in this market could also force us to reduce our prices below currently planned levels which would affect our revenues and profitability.

THE DEVELOPMENT OF NON-INJECTION DRUG DELIVERY SYSTEMS COULD DECREASE OUR PROFITABILITY

     Injection is generally used only with drugs for which other drug delivery methods are not possible, in particular with biopharmaceutical proteins (drugs derived from living organisms, such as insulin and human growth hormone) that cannot currently be delivered orally, transdermally (through the skin) or pulmonarily (through the lungs). Many companies, both large and small are engaged in research and development efforts on novel techniques aimed at delivering such drugs without injection. For example, Pfizer, Inc. recently announced successful human trials of a device to inhale insulin and is competing with several other large companies to develop this device. The successful development and commercial introduction of a non-injection technique would likely have a material adverse effect on our business, results of operations and profitability.

WE MAY NOT BE ABLE TO PROTECT OUR PATENTS AND PROPRIETARY TECHNOLOGY, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

     Our ability to compete successfully will depend in part on our ability to protect our proprietary rights and to operate without infringing on the proprietary right of others, both in the United States and abroad. The patent positions of medical technology companies generally involve complex legal and factual questions. We hold two U.S. patents related to our needle-free injection system and we have applied for nine foreign patents. We may also apply in the future for patent protection for uses, processes, products and systems that we develop. There can be no assurance that any patent that we apply for will be issued, or that any patents issued will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide any competitive advantage. We may incur substantial costs in defending any patent or license infringement suits or in asserting any patent or license rights, including those granted by third parties, the expenditure of which we might not be able to afford. An adverse determination could subject us to significant liabilities to third parties, require us to seek licenses from or pay royalties to third parties or require us to develop appropriate alternative technology. There can be no assurance that any such licenses would be available on acceptable terms or at all, or that we could develop alternate technology at an acceptable price or at all. Any of these events could have a material adverse effect on our business and profitability.

WE DEPEND ON REIMBURSEMENT FROM THIRD PARTIES FOR A SUBSTANTIAL PORTION OF OUR REVENUES

     A substantial portion of our current and proposed products are to be purchased by patients, managed care organizations and medical facilities which provide healthcare services to their patients. Currently, insurance companies and other third-party payors reimburse the cost of dental x-ray equipment, certain insurers reimburse the cost of some dental camera work, and the cost of needle-free injectors are subject to reimbursement on a case-by-case basis. These companies may refuse reimbursement if they do not perceive benefits from the use of our products or equipment in a particular case. Third-party payors are increasingly challenging the pricing of medical products and services, and there can be no assurance that such third-party payors will not in the future increasingly reject claims for coverage. In addition, there can be no assurance that adequate levels of reimbursement will be available to enable us to achieve or maintain market acceptance of our products or maintain price levels sufficient to realize profitable operations. Furthermore, there is a possibility of increased government control or influence over a broad range of healthcare expenditures in the future. We believe that our market success will depend upon obtaining favorable contracts and receiving timely reimbursement for our products and services from such programs and carriers.

     We are also subject to the reimbursement policies of private and governmental healthcare payors in foreign countries with respect to our international sales. In this regard, changes in the reimbursement policy for our audiometric products in Germany had negatively impacted our earnings.

WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS THAT ACHIEVE MARKET ACCEPTANCE

     Our future growth and profitability depend in part on our ability to respond to technological changes and successfully develop and market new products that achieve significant market acceptance. We are in the "high tech" end of the health care industry. This industry has been historically marked by very rapid technological change and the frequent introductions of new products. There is no assurance that we will be able to develop new products that will be realize broad market acceptance.

THE NATURE OF OUR BUSINESS EXPOSES US TO PROFESSIONAL AND PRODUCT LIABILITY CLAIMS, WHICH COULD MATERIALLY ADVERSELY IMPACT OUR BUSINESS AND PROFITABILITY

     The malfunction or misuse of our medical devices could result in potential injury to physicians' patients, and expose us to potential professional and product liability risks. While we maintain insurance coverage that is customary in our industry in the amounts of $4,000,000 per occurrence and $5,000,000 in the aggregate with a deductible of $5,000, we cannot assure you that claims against us arising with respect to our products or services will be successfully defended or that the insurance to be carried by us will be sufficient to cover liabilities arising from such claims. Further, as the result of either adverse claim experience or of medical device or insurance industry trends, we may have difficulty in the future obtaining product liability insurance or be forced to pay very high premiums, and we cannot assure you that insurance coverage will continue to be available to us on commercially reasonable terms or at all. A successful product liability or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on our business, results of operations and profitability.

THE LOSS OF CERTAIN MEMBERS OF OUR MANAGEMENT TEAM COULD ADVERSELY AFFECT OUR BUSINESS

     Our success will be highly dependent on the continued efforts of our Chairman, Thomas A. Slamecka, and our President, Chief Financial Officer and Secretary, Michael T. Pieniazek, and principal officers of the operating subsidiaries. Competition for these highly skilled individuals is intense, and there can be no assurance that we will be successful in attracting and retaining key personnel in the future. Our failure to do so could adversely affect our business and financial condition. We do not carry any "key-man" insurance on the life of any of our officer or employees.

OUR SUCCESS WILL DEPEND ON BROAD MARKET ACCEPTANCE OF OUR NEEDLE FREE DRUG INJECTOR SYSTEM

     We believe that we will achieve and sustain profitable operations only after our needle-free injector system gains increasing market acceptance as an alternative to needle injections and the commencement of an automated production process. Needle-free injection systems of other companies have had only limited success competing with traditional needles and syringes. We believe this is due largely because of the size, cost and complexity of use of the systems that have been previously marketed. Our improvements in the functionality and design of the INJEX(TM) System may not adequately address the actual or perceived complexity of using needle-free injection systems or adequately reduce the cost. We cannot assure you that we be successful in our efforts to market our needle-free injection systems or that it will ever gain sufficient market acceptance to sustain profitable operations.

THE GROWTH OF OUR BUSINESS DEPENDS UPON OUR ABILITY TO OBTAIN LICENSING ARRANGEMENTS WITH PHARMACEUTICAL AND MEDICAL DEVICE COMPANIES TO COVER THE DEVELOPMENT, MANUFACTURE AND USE OF OUR NEEDLE-FREE INJECTION SYSTEM

     We believe that the introduction and acceptance of our INJEX(TM) System depends in part upon our success at obtaining licensing arrangements with pharmaceutical and medical device companies covering the development, manufacture or use of the system with specific parenteral drug therapies. We anticipate that under these arrangements the pharmaceutical or medical device company will assist in the development of systems for such drug therapies and collect or sponsor the collection of the appropriate data for submission for regulatory approval of the use of the system with the licensed drug therapy. The pharmaceutical or medical device company also will be responsible for distribution and marketing of the systems for these drug therapies either worldwide or in specific territories. We cannot assure you that we will be successful in executing agreements with pharmaceutical or medical device companies or that such agreements if entered into will result in the sale of our needle-free injection systems. As a result of these agreements, our success would be dependent also upon the development, data collection and marketing efforts of such pharmaceutical and medical device companies. The amount and timing of resources that the participating pharmaceutical and medical device companies would devote to these efforts are not within our control, and these pharmaceutical and medical device companies could make material decisions regarding these efforts that could adversely impact the introduction and level of sales of any drug covered by such licensing arrangements, including competition within the pharmaceutical and medical device industries, the timing of FDA or other approvals and intellectual property litigation which would negatively affect the marketing and sales of our needle-free injection product for those uses.

OUR LIMITED MANUFACTURING RESOURCES COULD PREVENT US FROM SATISFYING OUR ANTICIPATED COMMERCIAL DEMAND FOR OUR PRODUCTS

     To date, our manufacturing experience with our needle-free injection system has involved only the assembly of products in limited quantities for purposes of testing and demonstrations. Because our products are made by hand and not mass produced, our management has decided not to manufacture the INJEX(TM) System internally. As a result, we have contracted with manufacturers of specialty medical devices for the production of all component parts. In the course of developing the manufacturing and production methods, difficulties may be encountered, including problems involving yields, quality control and assurance, product reliability, manufacturing costs, new equipment, component supplies and shortages of personnel, any of which could result in significant delays in production. We cannot assure you that our needle-free injection systems will be produced and manufactured successfully.

WE WILL BE DEPENDENT ON OUR THIRD PARTY SUPPLIERS FOR THE PRODUCTION OF COMPONENT PARTS

     We cannot assure you that we will come to agreement with suppliers capable of delivering adequate quantities of components within a reasonable period of time, on acceptable terms or at all. Although we have determined the companies that it will use as our suppliers for the component parts of our needle-free injection system, regulatory requirements applicable to medical device manufacturing can make substitution of suppliers costly and time-consuming. The unavailability of adequate quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of components could have a material adverse effect on our ability to manufacture and market our products.

THERE IS ONLY A VOLATILE LIMITED MARKET FOR OUR COMMON STOCK

     Recent history relating to the market prices of public companies indicates that, from time to time, there may be periods of extreme volatility in the market price of our securities because of factors unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock. Our common stock is not actively traded, and the bid and asked prices for our common stock have fluctuated significantly. In the past two fiscal years, the common stock traded from a high of $4.94 to a low of $0.66. See "MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS." General market price declines, market volatility, especially for low priced securities, or factors related to the general economy or to us in the future could adversely affect the price of the common stock.

WE HAVE A SUBSTANTIAL AMOUNT OF STOCK THAT WILL BECOME AVAILABLE FOR RESALE UNDER RULE 144

     All of the shares and warrants registered for sale on behalf of the selling stockholders are "restricted securities" as that term is defined in rule 144 under the Securities Act. We have filed a registration statement to register these restricted shares and warrants for sale into the public market by the selling stockholders. These restricted securities, if sold in the market all at once or at about the same time could depress the market price during the period the registration statement remains effective and also could affect our ability to raise equity capital. Any outstanding shares or warrants not sold by the selling stockholders pursuant to this prospectus will remain as "restricted shares" in the hands of the holder, except for those held by non-affiliates for a period of two years, calculated pursuant to rule 144.

WE HAVE NEVER PAID DIVIDENDS AND WE DO NOT ANTICIPATE PAYING DIVIDENDS IN THE FUTURE

     We do not believe that we will pay any dividends on our common stock in the future. We have never declared any cash dividends on our common stock, and if we were to become profitable, it would expect that all of such earnings would be retained to support our business.

SHARES ELIGIBLE FOR FUTURE SALE COULD NEGATIVELY AFFECT YOUR INVESTMENT IN US

     At November 30, 1999, we had an aggregate of 3,885,619 shares of common stock reserved for the exercise of options and warrants, and we expect to reserve 400,000 additional shares for future option grants upon stockholder approval of a proposed amendment to our 1996 Stock Option Plan. All Series A and Series B Preferred Stock have been converted to common stock or other wise redeemed.

WE ARE SUBJECT TO PENNY STOCK REGULATIONS AND RESTRICTIONS

     The Securities and Exchange Commission has adopted regulations, which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of November 30, 1999, the closing bid and asked prices for our common stock were $1.16 and $1.22 per share and therefore, it is designated a "Penny Stock." As a Penny Stock, our common stock may become subject to Rule 15g-9 under the Exchange Act or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

     For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

     There can be no assurance that our common stock will qualify for exemption from the penny stock restrictions. In any event, even if our common stock were exempt from the Penny Stock restrictions, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR CHARTER

     Certain provisions of our Certificate of Incorporation and of Delaware law could discourage potential acquisition proposals and could make it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of us. These provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the common stock. These provisions could also inhibit fluctuations in the market price of the common stock that could result from takeover attempts. The Board of Directors, without further stockholder approval, may issue preferred stock that could have the effect of delaying or preventing a change in control. The issuance of preferred stock could also adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

                                 USE OF PROCEEDS

     We will not receive any portion of the proceeds from the sale of common stock or warrants by the selling stockholders. We may receive proceeds of up to $766,000 if all the exercise of the warrants and options. Management currently anticipates that any such proceeds will be utilized for working capital and other general corporate purposes.

     We will bear the expenses of the registration of the shares and warrants and we anticipate that these expenses will be approximately $80,000.

                                 DIVIDEND POLICY

     We have never declared dividends or paid cash dividends. We intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                            MARKET FOR THE COMPANY'S
                  COMMON STOCK AND RELATED STOCKHOLDER MATTERS

PRINCIPAL MARKET AND MARKET PRICES

     Our common stock is traded in the over-the-counter market on the OTC Electronic Bulletin Board under the symbol AMER. The following table sets forth for the indicated periods the high and low bid prices of the common stock for the two fiscal years ended July 31, 1999 and for the period from August 1, 1999 through December 14, 1999. These prices are based on quotations between dealers, and do not reflect retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.



  FISCAL PERIOD          FISCAL YEAR ENDING             FISCAL YEAR ENDING               FISCAL YEAR ENDED
                              7/31/00                         7/31/99                         7/31/98

                        High            Low            High            Low             High             Low
                        ----            ---            ----            ---             ----             ---

  First Quarter         $1.34           $.72           $4.31          $2.38           $1.88           $1.00

  Second Quarter        $2.81*           .75*           2.31            .88            1.50             .66

  Third Quarter                                         2.50            .84            4.94             .88

  Fourth Quarter                                        2.56           1.03            4.81            3.19

     * To December 14, 1999



APPROXIMATE NUMBER OF HOLDERS OF OUR COMMON STOCK

     On November 4, 1999, there were approximately 920 stockholders of record of our common stock. We believe that a substantial amount of the shares are held in nominee name for beneficial owners.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our Consolidated Financial Statements and the notes thereto and the other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements due to factors discussed under "Risk Factors", as well as factors discussed elsewhere in this Prospectus. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus.

COMPARISON OF THE THREE MONTHS ENDED
OCTOBER 31, 1999 AND OCTOBER 31, 1998

RESULTS OF OPERATIONS
---------------------

     Net sales for the three months ended October 31, 1999 were $802,000, compared to $2,150,000 for the three month period ended October 31, 1998. The sale of our audiometrics business assets in April 1999 resulted in a decrease in sales of approximately $357,000 as compared to the same period in 1998. The remainder of the decrease in sales is attributable to our shift in focus towards the INJEX(TM) System, and away from the intraoral dental camera equipment market.

     Cost of sales for the three month periods ended October 31, 1999 and October 31, 1998 were 62.6% and 58.7% of net sales, respectively. The decrease is attributable to the continual decline in gross profit margins experienced in the intraoral dental camera equipment market, resulting primarily from increased competition in that marketplace.

     Selling, general and administrative expenses ended October 31, 1999 were $1,253,000, compared to $1,922,000 for the comparable prior year period. The decrease reflects the impact of the sale of our audiometrics business assets in April 1999, and cost reduction measures implemented within DDS in anticipation that DDS would be sold. Also contributing to the net decrease was a reduction of approximately $345,000 of amortization expense due primarily to deferred compensation recognized in connection with the acquisitions of DDS and ESI. These expenses became fully amortized during the fiscal year ended July 31, 1999. These cost decreases were partially offset by increased costs incurred in connection with ESI, and its preparation for full-scale market introduction of the INJEX(TM) System.

     Net loss for the three month period ended October 31, 1999 was $120,000, compared to a net loss of $1,286,000, for the same period in the prior fiscal year. The decrease in net loss is primarily the result of the $862,000 gain recognized on the partial sale of our ownership in Rosch GmbH. The net loss for the three month period ended October 31, 1999 was also decreased by the sale of the audiometrics business assets in April 1999 and the decreased business activity within the intraoral dental equipment business, both of which resulted in significant losses during the three months ended October 31, 1998. These decreases in our net loss were partially offset by the increased costs incurred in connection with ESI and its preparation for full-scale market introduction of the INJEX(TM) System.

COMPARISON OF FISCAL YEARS ENDED
JULY 31, 1999 AND JULY 31, 1998

RESULTS OF OPERATIONS
---------------------

     Consolidated net sales were $6,789,000 for the fiscal year ended July 31, 1999 ("Fiscal 1999) compared to $7,025,000 during the fiscal year ended July 31, 1998 ("Fiscal 1998). During Fiscal 1999, we experienced decreased sales of our audiometrics products, until April 1999, when the assets associated with the audiometric product line were sold. As a result, revenue from audiometrics product sales decreased from $1.6 million in Fiscal 1998 to $600,000 in Fiscal 1999. This decrease was partially offset by the May 1998 acquisition of Dynamic Dental Systems, Inc. (DDS), which resulted in inclusion of a full year of sales for DDS (approximately $1.1 million) in Fiscal 1999, as compared to three months of sales for DDS (approximately $600,000) in Fiscal 1998. In addition, the sales of Rosch GmbH increased during Fiscal 1999 by approximately $200,000.

     Net loss for Fiscal 1999 was $9,861,000, or $1.39 per share, compared to a net loss of $3,674,000, or $1.01 per share, for Fiscal 1998. The Fiscal 1999 net loss includes a non-cash charge of approximately $3.2 million representing a write-off of the unamortized goodwill associated with DDS. As discussed in Note 3 to the consolidated financial statements, this write-off was based primarily upon revised estimates as to the expected sale price which could be obtained by selling the outstanding DDS common stock, as well as the expected future financial results of DDS. These revised estimates were based upon our efforts to sell DDS, as well as DDS' recent operating results. The overall increase in net loss in Fiscal 1999 is also attributable to increased selling, general and administrative expenses (see below), and was partially offset by license fee revenue of $576,000 recognized by ESI during Fiscal 1999. License fee revenue represents fees paid for exclusive distribution rights to the INJEX(TM) System in specific geographic areas.

     Cost of sales, as a percentage of net sales, for Fiscal 1999 were 75.2% versus 66.8% for Fiscal 1998. The increase in cost as a percentage of sales can be attributed to the product mix, which included sales of DDS for twelve months of Fiscal 1999 as compared to three months for fiscal 1998. As our sales mix became more significantly related to dental camera products, and as costs of sales for dental camera products is greater than for other product lines, as expected, costs of sales as a percentage increased.

     Selling, general & administrative expense (SG&A) and research and development expense increased in Fiscal 1999 over Fiscal 1998. The $2,722,000 increase in SG&A expenses is due to the acquisitions of DDS and ESI which took place in the fourth quarter of Fiscal 1998, and thus only three months of expenses for these subsidiaries were included in the consolidated financial statements for Fiscal 1998, as compared to a full year for Fiscal 1999. Throughout Fiscal 1999, we began to shift our focus towards ESI's INJEX(TM) System, and by the fourth quarter, the INJEX(TM) System became our focus. As a result, the expenses related to ESI increased significantly in all areas. Headcount was increased, additional consulting services were purchased, and a second operating facility was added as we began to build the infrastructure necessary to achieve our goal of bringing the INJEX(TM) System to market. Research and development expense also increased by approximately 220% as a result of these efforts. These increases in SG&A were partially offset by decreases resulting from the sale of the assets associated with the audiometrics product line in April 1999. In anticipation of this sale, audiometrics headcount reductions took place beginning January 1999, and the audiometrics operating facility lease was terminated.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     Our working capital at October 31, 1999 was $704,000, compared to $(1,262,000) at July 31, 1999. The increase of $1,966,000 resulted primarily from the proceeds from the sale of a portion of our ownership in Rosch GmbH of approximately $1.6 million and the proceeds from the capital infusion into Rosch GmbH by a minority stockholder of approximately $1.6 million. The increases were partially offset by the net effect of our operating losses.

     During November 1999, we completed certain transactions which had significant impact on our capital structure. All outstanding shares of Series A and Series B convertible preferred stock were eliminated, via the issuance of a total of 2,597,312 shares of common stock, issuance of a Promissory Note and Security Agreement in the principal amount of $1,050,000, and a cash payment of $2,010,000. The Promissory Note is due in full no later than April 30, 2000. In addition, we sold, through two private placements, an aggregate of 2,133,333 shares of common stock, we issued a three-year warrant to purchase up to 300,000 shares of common Stock at an exercise price of $2.00 per share, and we sold a 5% ownership interest in Rosch GmbH, for gross proceeds of $3 million. These transactions had a minimal net impact on working capital, however, by eliminating the preferred stock, future working capital requirements for the dividends associated with those shares where eliminated.

     Though we have significantly improved our working capital position, we do not currently have sufficient working capital to sustain us through the expected time necessary to achieve positive cash flows from operations. Additional working capital will be needed, and therefore, we continue to seek additional capital through equity and/or debt placements or secured financing; however, no assurance can be given that such financing arrangements would be successfully completed immediately and, if so, on terms not dilutive to existing stockholders.

     Our working capital requirements, along with the net losses incurred of $9,861,000 for the years ended July 31, 1999 and $120,000 for the three month period ended October 31, 1999, as well as other factors, raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

YEAR 2000
---------

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs or hardware that have date-sensitive software embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     We completed our plan to resolve the Year 2000 Issue, which involved the following four phases: assessment, remediation, testing and implementation. The assessment indicated that most of our significant information technology systems would be affected, including our financial information system, which includes our general ledger, accounts payable, billing and inventory systems. The assessment was also undertaken on our products, however, following the sale of the audiometrics assets in April 1999 (See Note 3), we no longer sell products which utilize software and hardware (embedded chips) which could require remediation to be Year 2000 compliant. Accordingly, we do not believe that the Year 2000 presents a material exposure as it relates to our products. Our manufacturing processes consist principally of unautomated assembly of components manufactured by outside third parties. We have begun to gather information about the Year 2000 compliance status of our significant suppliers, and will take appropriate steps to monitor their compliance on an ongoing basis.

     Regarding our information technology exposures, we utilize an unmodified off-the-shelf software package. We have purchased and installed a year 2000-compliant upgrade, and is now fully year 2000 compliant with respect to our financial information systems, and as the new software is also an unmodified off-the-shelf package, testing to ensure Year 2000 compliance is not necessary.

     We do not presently maintain direct interfaces with any third-party vendors. We have made various queries of our significant suppliers that do not share information systems with us (external agents). To date, we are not aware of any external agent with a Year 2000 issue that would materially impact our results of operations, liquidity, or capital resources. However, we have no means of assuring that external agents will be Year 2000 ready. The inability of external agents to complete their Year 2000 resolution process in a timely fashion could materially impact our business and results of operations. The effect of non-compliance by external agents is not determinable.

     The total cost of our Year 2000 project was approximately $5,000, which was funded through operating cash flows. The project costs consisted principally of the cost of new software, which has been capitalized.

     Our Management believes it has effectively resolved the Year 2000 Issue. However, exposure continues to exist relative to our outside suppliers, which could have a materially adverse effect on our manufacturing and shipping operations. In addition, disruptions in the economy generally resulting from Year 2000 issues could also materially adversely affect our business or results of operations. We currently have no contingency plans in place in the event of an unforeseen Year 2000 problem. We plan to continue to monitor our suppliers, and will develop such a plan if necessary.

EURO CURRENCY CONVERSION
------------------------

     We are aware of and have developed systems designed to handle the introduction of the Euro as an effective currency in Europe. Although our management believes the systems that have been implemented are sufficient for us to be able to process Euro denominated transactions, there can be no assurances that such systems will actually function as designed. If they do not function as designed, our financial results could be adversely affected. To date, we have not encountered any significant processing issues related to the introduction of the Euro. The introduction of the Euro has not materially affected the manner in which we conduct our operations, nor has it required us to alter any of our significant contracts.

FACTORS AFFECTING FUTURE RESULTS

     As originally announced in January 1999, we have shifted our focus to concentrate our resources on the INJEX needle-free drug delivery system (INJEX). This shift of focus has led us to sell our audiometrics assets in April 1999, as well as our plan to sell our U.S. intraoral dental camera operation.

     As a result, our future operating results are difficult to predict and will be affected by a number of factors, including; our timely ability to bring the INJEX(TM) System to market, our ability to obtain sufficient working capital, continued development of the INJEX(TM) System and its components, sufficiency of manufacturing capacity, the demand for the INJEX(TM) System and our ability to capture sufficient market share, development and sales and marketing results of competing products, competitive pricing pressures and fluctuating economic conditions in the U.S., Europe, Asia and other international markets. In addition, the recent sale of our audiometrics assets, the planned sale of our U.S. intraoral dental camera operation and reductions to our equity ownership stake in Rosch GmbH makes it impractical to use our past performance as a predictor of our future results.

     This past year has been a year of transition for our company. We began the year with a strategy of growth through acquisitions. However, the response to the INJEX(TM) System, combined with market forces which contributed to operating losses in the audiometrics and U.S. dental product lines, led to our decision to focus our resources on ESI and our INJEX(TM) System.

     As with most small developing companies, raising and maintaining sufficient operating capital is a continuing issue. During the year, a shortage of capital has, at times, slowed our development activities. However, we have made strides towards fully automated production which will supply the world-wide demand for the INJEX(TM) System. We currently have manual production capabilities which recently began supplying product to German and U.S. markets. The automated systems, which are being developed concurrently in Europe and the U.S., will allow us to serve a larger market, reduce costs, and assuming sufficient working capital, work towards improved financial condition and profitability.

     Other milestones reached during the 1999 fiscal year include: The signing of a long-term distribution contract with La Sociedad Mercantil Mexicana (LSM), a Mexican medical supplies distributor; an agreement with Precision MedMark
(PMM) to distribute the INJEX(TM) System throughout the U.S.; agreements with HNS International, Inc. to distribute the INJEX(TM) System throughout Japan and Asia; the sale of certain assets of the audiometric product line to Maico Diagnostic GmbH, a German company; a contract with Diamed-depot-system to distribute the INJEX(TM) System in Germany, along with an agreement with Medical Service Europe BV to distribute the INJEX(TM) System in Belgium, Luxembourg and the Netherlands, which are expected to generate significant revenues; receipt of ISO 9001 and EN-46001 quality certifications for the INJEX(TM) System; receipt of the European CE Mark, allowing distribution of the INJEX(TM) System throughout Europe, both through normal distribution channels, and directly to the consumer; and an agreement with Concord Effekten AG (Concord), an investment banking firm based in Frankfurt, Germany, to bring our Germany-based subsidiary, Rosch GmbH to the Frankfurt New Market Exchange through an initial public offering of its shares. In July and September, Concord made substantial investments in Rosch GmbH, which have provided us with substantial working capital.

                                    BUSINESS

     We are engaged in developing, manufacturing and selling the following two categories of healthcare products: (i) needle-free drug delivery systems, and
(ii) intraoral dental cameras and related products. In January 1999, we announced our intention to focus upon the needle-free drug delivery system and to dispose of our other product lines. Rosch GmbH, will continue to market and distribute intraoral dental cameras and related products, but will focus primarily on the needle-free drug delivery system in Europe. In September 1999, a minority shareholder of Rosch GmbH purchased an additional portion of our 75% ownership of Rosch GmbH through a combination of cash payments to us and additional capital contributions into Rosch GmbH, thereby reduced our ownership to 50.01%, and in November 1999, we sold additional interests in Rosch GmbH reducing our ownership to 40.01%. On December 16, 1999, we announced that Synergy 1 Life Science, a medical technology investment fund based in Heidelburg, Germany had made a capital contribution to Rosch GmbH. Synergy invested 5 million Deutsche Marks ($2.6 million) directly into Rosch GmbH and, as a result, received a 5.55% ownership interest. In addition, we sold an additional 1.11% of Rosch GmbH to Synergy for 1 million Deutsche Marks ($520,000). As a result of these transactions, our ownership of Rosch GmbH is currently 41.43%.

RECENT DEVELOPMENTS
-------------------

     On January 5, 1999, we announced a change of our business direction. We decided to focus our business resources on the INJEX(TM) System of Equidyne Systems, Inc. To affect this change in direction, we sold substantially all of our assets connected with our audiometric equipment product line in April 1999, and are actively seeking to sell our U.S. intraoral dental camera business.

     Sale of Audiometric Business Assets. In April 1999, we completed a sale of substantially all of our assets connected with our audiometrics business, pursuant to an Assets Purchase Agreement for a total sale price of $625,000. These assets consisted mainly of our domestic audiometric inventory, as well as all patents, trademarks and other rights associated with the audiometrics business, including the name "American Electromedics". As a result, we are no longer in the business of selling audiometric medical devices, and at the 1999 annual meeting of stockholders we are requesting a change in our name to Equidyne Corporation.

     Rosch GmbH Medizintechnik. On July 8, 1999, a Germany-based investment-banking firm contributed capital amounting to $1.5 million into Rosch GmbH, obtaining an approximate 25% share of this subsidiary. This investment was followed by the sale of all of our European rights, patent applications and trademarks associated with the INJEX(TM) System to Rosch GmbH for $750,000. As a result, Rosch GmbH will conduct all development, manufacturing and marketing of the INJEX(TM) System in the European market.

     The investment banking firm made a second investment in Rosch GmbH in September 1999. This investment consisted of two parts. The first was an additional capital contribution in the amount of $1.6 million. The second part was a direct purchase of ownership in Rosch GmbH from American Electromedics for an additional $1.6 million. This investment further reduced our ownership percentage to 50.01%.

     In November 1999, we completed an additional sale of 5% of in Rosch GmbH to Jim Fukushima (see below). This sale resulted in our reducing our ownership percentage to 45.01%.

     On December 16, 1999, we announced that Synergy 1 Life Science, a medical technology investment fund based in Heidelburg, Germany had made a capital contribution to Rosch GmbH. Synergy invested 5 million Deutsche Marks ($2.6 million) directly into Rosch GmbH and, as a result, received a 5.55% ownership interest. In addition, we sold an additional 1.11% of Rosch GmbH to Synergy for 1 million Deutsche Marks ($520,000). As a result of these transactions, our ownership of Rosch GmbH is currently 41.43%.

     Redemptions of Preferred Stock. In November 1999, we executed an agreement with the holders of the Series B Convertible Preferred Stock whereby all such outstanding shares were redeemed, and all accrued and unpaid dividends, penalties and redemption premiums were deemed paid in exchange for a total payment of $1,170,000 plus 369,000 shares of our common stock.

     Also, in November 1999, we entered into an agreement the holder of the Series A Convertible Preferred Stock under which we made a cash payment of $840,000, issued 2,228,312 shares of our common stock and entered into an interest-free secured promissory note for $1,050,000 due in full on April 30, 1999, in exchange for all outstanding shares of Series A Convertible Preferred Stock and all outstanding accrued dividends.

     Private Placements of Common Stock. On November 15, 1999, we entered into an agreement with Jim Fukushima, who is one of our directors, in which Mr. Fukushima received 800,000 shares of our common stock, a three-year warrant to purchase up to 300,000 additional shares of common stock at an exercise price of $2.00 per share, and a 5% ownership interest in Rosch GmbH, in exchange for a payment of $2,000,000. In addition, on November 17, 1999, we sold 1,333,333 shares of our common stock to Concord for a total price of $1,000,000.

     During the three months ended October 31, 1999, we closed one private placement for 133,333 shares of our common stock for $100,000 to an "accredited investor", as that term is defined in Regulation D under the Securities Act.

NEEDLE-FREE INJECTION SYSTEMS
-----------------------------

     In May 1998, we acquired Equidyne Systems, Inc., a California corporation
(ESI), based in San Diego, California. Through ESI, we are in the business of developing, manufacturing and marketing its INJEX(TM) needle-free injector system, a hand-held, spring-powered device that injects drugs from a needle-free syringe through the skin as a narrow, high-pressure stream of liquid. The name INJEX(TM) is a registered trademark of ESI. The INJEX(TM) System eliminates the need to pierce skin with a sharp needle thus eliminating the risk of potentially contaminated needle stick incidents and the resulting blood-borne pathogen transmission. The INJEX(TM) System is significantly smaller, easier to use, less expensive and more comfortable than previous needle-free injection systems marketed by ESI's competitors. We believe that the key to widespread market acceptance of the INJEX(TM) System will depend on our ability to compete on the basis of the foregoing criteria.

     The INJEX(TM) System consists of three components: (i) a pen-sized reusable jet injector, (ii) a reset box which also acts as a carrying case and (iii) a plastic, sterile, disposable ampule which contains the medication fluid. We also produce a full-range of accessories, which allow the INJEX(TM) System to be used with all standard medication containers.

     We have received approximately $35 million in orders for the INJEX(TM) System for both testing and end-user purposes. These orders are primarily for Europe. Currently, we have adequate manufacturing capacity in place for the injector pens and reset boxes, and intend to expand our manufacturing capacity as necessary in order to meet current and expected future demand. We do not possess the internal manufacturing capacity for the ampules required for utilization of the INJEX(TM) System, instead we subcontract the production of ampules to specialized contract manufacturers. Our subcontractors currently have in place limited production capabilities for the ampules, and are currently expanding production capacity. Our ability to increase capacity is dependent upon our ability to raise the necessary working capital.

     The INJEX(TM) System is currently designed to deliver variable doses of fluid medication from .02 ml to .5 ml. The ampules can be pre-filled by the medication manufacturer for resale through pharmacies or delivered sterilized and empty to be filled by patients or care providers.

     ESI's core technology can be used for many different drug delivery regimens and allows for needle-free injection into the subcutaneous tissue. There are many uses for this product including in the physician's office, hospitals and clinic environments, for self-administered injections by people with diabetes, allergies or human growth disorders and vaccine inoculations such as for polio, tetanus, rabies, flu, etc. The INJEX(TM) System also has applications in the dental and veterinary markets.

     In recent years, increased awareness of the dangers of blood-borne pathogen transmission has led to increased concern about needle safety in hospitals, and for healthcare professionals and their patients. As a result, there is now significant pressure on the healthcare industry to eliminate the risk of contaminated needlestick injuries. The U.S. Occupational Safety and Health Administration has issued various regulations to improve safety, and most recently, the State of California has enacted healthcare worker safety legislation which requires healthcare providers to evaluate the various uses of needle-syringes in their facilities and to begin using alternative injection systems to protect healthcare worker safety where appropriate. Under the law, healthcare providers can be held liable if a worker becomes infected from a needlestick injury and suitable alternatives to needle-syringes were available but not used.

     ESI holds two U.S. patents for features of the INJEX(TM) System and has received FDA 510(k) clearance to market the system in the United States. ESI will begin marketing the system in the U.S. in the spring of 2000. At the start, ESI will market the system through exclusive arrangements with medical product distributors. ESI is also discussing licensing and joint development agreements with pharmaceutical companies in the U.S. to market the system. ESI also has plans to market its products overseas. Currently, it has distribution arrangements in Asia and Mexico.

     Rosch GmbH will conduct all aspects of developing, manufacturing and marketing the INJEX(TM) System in European markets. Rosch GmbH received CE-mark approval in September 1999, allowing it to sell the INJEX(TM) System directly over-the-counter, and sales of the system are expected to commence by the end of calendar 1999.

INTRAORAL DENTAL CAMERAS AND
RELATED PRODUCTS
----------------

     The largest segment of our business today is the sale of intraoral dental camera systems and related dental products, which are sold in the U.S. and Europe through our subsidiaries, DDS and Rosch GmbH, respectively. In January 1999, we announced our intention to divest our ownership of DDS, in order to focus on the continued development and marketing of the INJEX(TM) System. We will continue to sell dental products through Rosch GmbH. We had acquired DDS in May 1998 in exchange for 750,000 shares of our common stock, valued at approximately $3 million, and $225,000 in cash.

     Intraoral cameras display close-up high quality color video or digital images of dental patients' teeth and gums. These images help dentists and other dental care workers in displaying dental health and hygiene problems. Using these systems, treatment plans, discussions and on-going patient information are enhanced so patients can better see, understand and accept treatment recommendations. We market two kinds of camera systems, the DynaCam(TM) and the Viola(TM).

     In 1997, we began selling and distributing the Viola(TM) camera system, manufactured in Germany, in markets outside North America, South America and Australia. In September 1997, we received FDA clearance to sell this system. In November 1997, we began a marketing program to introduce the system in the United States. Due to differences in the U.S. and German markets, we have had only limited success in marketing the Viola(TM) in the U.S. In particular, unlike the German and other European markets, where the majority of dental offices contain a single or small number of operatories (rooms where patients receive dental care), the majority of U.S. dental offices contain multiple operatories. The Viola(TM) intraoral camera system, as currently designed, is generally not as cost effective for offices containing multiple operatories as systems designed for such uses such as the DynaCam(TM). During 1999, we replaced our marketing of the Viola(TM) in the U.S. with the DynaCam(TM).

     In the United States, we focus our efforts on selling intraoral cameras as part of a complete digital operatory system, including cameras, dental and cosmetic imaging software, and related hardware and equipment. We also offer digital x-ray equipment that can be combined with our camera system.

     Digital operatory hardware and software allow the dentist and his/her assistants to capture and store the pictures taken by the intraoral camera on their computer system. Once digitized, these images are stored in a database for that specific patient and can be recalled for viewing and comparison. The basic system allows dentists to store over 45,000 individual images on their system as compared to four images on most intraoral camera systems. The dentist can enhance the picture, giving the patients a better view of their teeth and helps the patient accept the recommended treatment plan. Images can also be transferred to other dentists via the video conferencing module or on the Internet. The system also integrates with most practice management software packages, allowing the dentist to save time by not having to reenter the patient's name in each program.

     Cosmetic imaging software takes a digitized image of a patient's smile and gives the dentist the ability to make changes to the smile. This allows the patient to see what his or her smile would look like if the patient accepts the treatment proposed by the dentist. Cosmetic dentistry is the fastest growing part of a dental practice, and is also the most profitable to the dentist. Cosmetic imaging software allows dentists to enhance this part of their practice and attract new patients.

     Digital x-ray is a new method of obtaining traditional dental x-rays. Instead of x-ray film being placed in the patient's mouth, exposed to radiation, then developed in a solution in a dark room, this system does it digitally. A small computer sensor, the size of the film, is placed in the patient's mouth and exposed, using a 90% reduction in radiation. The image is instantly displayed on a computer screen and sent via computer into a database containing the patient's file. The x-ray image can be enhanced and enlarged and measurements taken giving both the dentist and the patient more information. As with the other software we sell, the image can be viewed and sent via video conferencing or on the Internet.

     Through DDS, we also possesses a distribution agreement with the Sony Business and Professional Group, a division of Sony Electronic, Inc., for the distribution of printers, monitors and digital cameras. We also purchase and distribute various other products relating to digital operatory system without formal distribution agreements. These include computers, computer accessories and workstation cards.

DIAGNOSTIC AUDIOMETRIC MEDICAL DEVICES
--------------------------------------

     Historically, our business was based primarily on the development, manufacture and sale of four different models of Tympanometers(R). However, based upon the change in our strategic direction announced in January 1999, we have sold the assets associated with our audiometrics business, and we are no longer involved in the manufacture and sale of audiometrics products.

ROSCH GMBH
----------

     As of November 30, 1999, Rosch GmbH was a 40.01%-owned subsidiary located in Berlin, Germany. It is involved in the marketing and distribution of healthcare products, primarily products we produce, to primary care physicians throughout Europe. Substantially all of our foreign and export sales are conducted through Rosch GmbH. In the near term, it is expected that Rosch GmbH will concentrate our efforts on the introduction of the INJEX(TM) System into European markets, while continuing to market and distribute intraoral dental cameras and other related products.

     On December 16, 1999, we announced that Synergy 1 Life Science, a medical technology investment fund based in Heidelburg, Germany had made a capital contribution to Rosch GmbH. Synergy invested 5 million Deutsche Marks ($2.6 million) directly into Rosch GmbH and, as a result, received a 5.55% ownership interest. In addition, we sold an additional 1.11% of Rosch GmbH to Synergy for 1 million Deutsche Marks ($520,000). As a result of these transactions, our ownership of Rosch GmbH is currently 41.43%.

PRODUCT DEVELOPMENT
-------------------

     We are committed to fund the continued development, manufacturing capabilities and marketing necessary to bring the INJEX(TM) needle-free injection system to market by early 2000, and to continue increasing manufacturing capacity based on demand. We anticipate that approximately $2 to $4 million may be required for multiple fully automated production lines and marketing.

GOVERNMENT REGULATION
---------------------

     Government regulation in the United States and certain foreign countries is a significant factor in our business. In the United States, our products and our manufacturing practices are subject to regulation by the FDA pursuant to the Federal Food, Drug and Cosmetic Act, and by other state regulatory agencies. Under the Act, medical devices, including those we are developing, such as our needle-free injection system, must receive FDA clearance before they may be sold, or be exempted from the need to obtain such clearance. The FDA regulatory process may delay the marketing of new systems or devices for lengthy periods and impose substantial additional costs. Moreover, FDA marketing clearance regulations depend heavily on administrative interpretation, and there can be no assurance that interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect us. There can be no assurance that we will be able to obtain clearance of any of our future products or any expanded uses of current or future products in a timely manner or at all. Once obtained, FDA clearances are subject to continual review, and if the FDA believes that we are not in compliance with applicable requirements, it can institute proceedings to detain or seize our products, require a recall, suspend production, distribution, marketing and sales, enjoin future violations and assess civil and criminal penalties against us and our directors, officers or employees. The FDA may also suspend or withdraw market approval for our products or require us to repair, replace or refund the cost of any product that we manufacture or distribute.

     FDA regulations also require us to adhere to certain "Good Manufacturing Practices" regulations, which include validation testing, quality control and documentation procedures. Our compliance with applicable regulatory requirements is subject to periodic inspections by the FDA. We will need to attain 510(k) clearance for any new medical products which we develop in the future. Compliance with these requirements requires that we expend our time, resources and effort in the areas of production and quality control for itself and for our contract manufacturers. Moreover, there can be no assurance that the required regulatory clearances will be obtained, and those obtained may include significant limitations on the uses of the product in question. In addition, changes in existing regulations or the adoption of new regulations could make our ability to be in regulatory compliance more difficult in the future.

     Although we believe that our products and procedures are currently in material compliance with all relevant FDA requirements, the failure to obtain the required regulatory clearances or to comply with applicable regulations would have a material adverse effect on our business, results of operations or profitability.

     Sales of medical devices outside the United States that are manufactured within the United States are subject to United States export requirements, and all medical devices sold abroad are subject to applicable foreign regulatory requirements. Legal restrictions on the sale of imported medical devices vary from country to country. The time and requirements to obtain approval by a foreign country may differ substantially from those required for FDA clearance. There can be no assurance that we will be able to obtain regulatory approvals or clearances for our products in foreign countries.

     We have obtained ISO 9001/EN 46001 certification of our quality systems. This certification shows that our procedures and manufacturing facilities comply with standards for quality assurance and manufacturing process control. This certification, along with European Medical Device Directive certification, evidence compliance with the requirements that allow us to affix the CE Mark to our products. The CE Mark denotes conformity with European standards for safety and allows certified devices to be placed on the market in all European Union countries.

PATENTS AND TRADEMARKS
----------------------

     We hold two United States patents and we have applied for nine foreign patents for our INJEX(TM) needle-free drug injection system. We also possess certain registered trademarks and copyrights for names we believe are important to our business.

PROPERTIES
----------

     Our corporate offices are located in Amherst, New Hampshire in facilities containing 800 square feet that was subleased to us rent-free through February 2000.

     DDS maintains its administrative and sales operations in Gainesville, Georgia where it rents a facility containing 2,000 square feet under an operating lease which expires in October 2001. DDS rents these facilities for $1,800 per month.

     ESI maintains its administrative and sales operations in San Diego, California where it leases a facility containing 1,200 square feet under a renewable quarterly lease currently expiring in December 1999 for $1,000 per month. ESI is also leasing a production facility in Aliso Viejo, California containing approximately 1,700 square feet at $2,000 per month, expiring in September 2000.

     Rosch GmbH maintains its administrative and sales offices in Berlin, Germany where it leases a facility containing 6,400 square feet at $8,800 per month. The five-year lease expires in May 2002.

     We believe that these facilities are adequate for our current business needs.

MARKETING
---------

     We plan to market and distribute the INJEX(TM) System for home care applications such as for people with diabetes, allergies, human growth disorders, arthritis, osteoporosis or other diseases involving in home self injections. It also plans to have licensing and joint development agreements with drug companies and manufacturers of injectable pharmaceuticals in the United States and worldwide. We expect that product sales will be directed to pharmaceutical companies, pediatric clinics, infectious disease wards, and outpatient clinics where the threat of an accidental needle stick and patient trauma is highest. Our marketing plans may change significantly depending on our discussions with drug companies and manufacturers and our success in securing licensing and/or joint development agreements with such entities.

     In August 1998, we entered into an agreement to supply La Sociedad Mercantil Mexicana (LSM) with the INJEX(TM) System for use in LSM's clinic in Baja California, Mexico and for exclusive distribution within that geographic territory, subject to LSM purchasing specified quantities.

     In September 1998, we entered into an agreement to supply HNS International, Inc., a California corporation, with the INJEX(TM) System for exclusive distribution within Asia and Australia, subject to the distributor selling specified quantities within the territory.

     In January 1999, we entered into an agreement for Precision Medmark Inc.
(PMM) to establish and manage a network of medical device dealers within the United States. Specifically excluded from such agreement are ampules pre-filled by pharmaceutical companies or for use in conjunction with specific proprietary drugs and individual stand-alone injectors to support initial sales of the pharmaceutical companies' products. The agreement with PMM is for an initial term of 18 months, with the renewal terms on a non-exclusive basis.

     Our intraoral camera systems and other dental products are marketed to dental practitioners throughout the United States by DDS through 32 independent regional dealers who are retained by DDS on a non-exclusive, best efforts basis. The Viola(TM) system is marketed throughout Europe through Rosch GmbH. Rosch GmbH both distributes products directly and through regional dealers. In fiscal 1999, more than a majority of our sales were in Europe.

     We participate in exhibitions at major medical, educational and public health conventions. We also advertises our products domestically and internationally in journals for dentists, pediatricians, allergists, otolaryngologists, otologists and family practitioners and also for schools, public health clinics and HMOs.

MATERIALS
---------

     We have begun manufacturing the INJEX(TM) System for commercial distribution. The INJEX(TM) System's reusable injector pen and reset box are made of a combination of molded plastic and medical-grade stainless steel products. The disposable plastic components of the INJEX(TM) System include the ampule which contains the drug, and the accessories used with medication containers. We have contracted with manufacturers of specialty medical devices for the production of the component parts of the INJEX(TM) System. We are in the process of expanding our contract manufacturing capacity to meet our anticipated future demand.

     The intraoral cameras and other dental equipment we distribute are purchased from suppliers and resold to our customers.

PRODUCT WARRANTY
----------------

     Our intraoral camera systems are sold with the manufacturer's warranty. Neither DDS nor Rosch GmbH provides any additional warranties for the products they distribute.

     We plan to offer a one-year warranty on the injector component of our INJEX(TM) System.

EMPLOYEES
---------

     At November 30, 1999, we had 42 employees, 10 of whom were management or administrative personnel, 21 were engaged in sales activities, and 11 were engaged in manufacturing and service related activities. In addition, when necessary, we use independent engineering consultants for design support and new product development.

     None of the our employees is covered by collective bargaining agreements. We consider our employee relations to be satisfactory.

COMPETITION
-----------

     The distribution of medical and dental devices is intensely competitive. We compete with numerous other companies, including several major manufacturers and distributors. Most of our competitors have greater financial and other resources than we do. Consequently, such entities may begin to develop, manufacture, market and distribute systems which are substantially similar or superior to our products. Further, other companies may enter this marketplace. No assurance can be given that we will be able to compete against these other companies which may have substantially greater marketing and financial resources.

     Our INJEX(TM) needle-free injection system will compete with standard needle syringes, safety syringes and other manufacturers of needle-free injection systems. These competitors have been in business longer than we have and have substantially greater technical, marketing, financial, sales, and customer service resources. Becton, Dickinson and Company (BDC) has as much as 85% of the domestic needle syringe market.

     Medi-Ject, Inc., founded in 1979, has previously marketed a needle-free injector system known as the "MediJector," which consists of an injector without a removable or disposable component. Medi-Ject, Inc. has entered into various licensing and development agreements with multi-national pharmaceutical and medical device companies covering the design and manufacture of customized injection systems for specific drug therapies.

     Another principal manufacturer of needle-free injection systems is Bio-Ject Inc., formed in 1985. Bio-Ject, Inc. has sold a CO2 powered injector since 1993. The injector is designed for and used almost exclusively for vaccinations in doctors' offices or public clinics. Bio-Ject, Inc. also has acquired Vitajet Corporation, which has introduced a coil spring injector system that incorporates a disposable needle-free syringe.

     Several other companies have needle-free medication delivery systems in various stages of development, which may ultimately compete with the INJEX(TM) System.

     Safety syringes are presently made by a small number of new firms, none of which has a significant share of the total syringe market. BDC also manufactures these devices, but the high cost of safety syringes and the continued problem of controlled disposal has weakened the demand for them.

     We expect Equidyne to compete with the smaller safety syringe manufacturers and jet injector firms, based on factors such as health care worker safety, ease of use, costs of controlled disposal and patient comfort. We expect that when all costs are considered, the INJEX(TM) System will compete successfully.

     With respect to the intraoral camera market, we have at least five major competitors in the video market which we view as being largely mature with little room for growth. Conversely, the digital camera market is expanding with no one company or group of companies yet dominating the market. Nevertheless, we anticipate that the digital market will become increasingly competitive as demand among dental practitioners grows for digital equipment.


                                LEGAL PROCEEDINGS

     On December 10, 1998, Charles S. Aviles, Jr. and Barry Hochstadt, former stockholders, officers and employees of DDS, filed an action in Superior Court of California, County of Orange, against Henry Rhodes, the President and a former shareholder of DDS, DDS and the law firm that had represented DDS and its stockholders during its acquisition by the Company, seeking damages in excess of $1,000,000 and an indeterminate amount of punitive damages and costs arising from the plaintiffs' prior relationships with DDS. On January 13, 1999, the action was removed to the United States District Court for the Central District of California. Following the removal of the action, defendants Henry Rhodes and DDS sought to change the venue of the action to the United States District Court for the Southern District of Georgia, and the defendant law firm filed a motion to dismiss for lack of personal jurisdiction. On July 29, 1999, while these motions were pending, the plaintiffs served the Company with a copy of the complaint. On June 15, 1999, the court denied the defendants' motion to change the venue. In their amended complaint, the plaintiffs are seeking general, special and punitive damages against Mr. Rhodes, DDS and the Company for breach of duty of care, breach of fiduciary duty, self dealing, fraud and deceit, negligent misrepresentation, breach of employment agreement and wrongful termination. On September 21, 1999, Mr. Rhodes, DDS and the Company answered the amended complaint by denying all allegations set forth in the amended complaint and setting forth several affirmative defenses. On November 1, 1999, the court granted the law firm's motion to dismiss that firm as a defendant in this action. However, this action is continuing against the remaining defendants. Although this action is at a preliminary stage, preliminary discovery has commenced, and based upon our present knowledge, we believe that the Company and DDS have meritorious defenses to the allegations against them.

                                   MANAGEMENT


EXECUTIVE OFFICERS, DIRECTORS AND OTHER SIGNIFICANT EMPLOYEES
-------------------------------------------------------------

     The following table sets forth certain information concerning our directors, executive officers and other significant employees as of November 30, 1999.


                                                                                         Year Became
              Name               Age                     Position                         Director
              ----               ---                     --------                         --------

    Thomas A. Slamecka            59     Chairman of the Board and Director                1996
    Jim Fukushima                 55     Vice Chairman and Director                        1999
    Michael T. Pieniazek          41     President, Chief Financial Officer,               1999
                                         Treasurer and Secretary
    Blake C. Davenport            32     Director                                          1997
    Andy Rosch                    39     Director and General Manager of Rosch             1997
                                         GmbH
    Marcus R. Rowan               38     Director                                          1996


     The terms of the Board of Directors will expire at the next annual meeting of stockholders. Our officers are elected by the Board of Directors and hold office at the will of the Board.

     Thomas A. Slamecka has been our Chairman of the Board since February 1997, and a director since October 1996. Mr. Slamecka was President of the ConAgra Poultry Company, Inc., Duluth, Georgia, from 1995 to February 1997, and from 1990 to 1994, he was President and Chief Executive Officer of CEEC Inc., Atlanta, Georgia.

     Michael T. Pieniazek has served as one of our Directors since April 1999, President since April 1997, and Chief Financial Officer and Treasurer since July 1995, and Secretary since January 1996. From 1987 to 1995, Mr. Pieniazek served in various executive positions, the last having been Executive Vice President and Chief Financial Officer, for Organogenesis Inc., a Massachusetts-based, biotechnology company. From 1980 to 1987, Mr. Pieniazek was an auditor with Coopers & Lybrand LLP.

     Jim Fukushima became our Vice Chairman and a Director in October 1999 and September 1999, respectively. Since 1995, he has been President of HNS International, Inc. which is engaged in the distribution of medical and automotive products.

     Blake C. Davenport has served as one of our Directors since December 1997. For more than the past five years, he has been the President and owner of Davenport Interests, Inc., a private investment company.

     Andy Rosch has served as one of our Directors since December 1997 and General Manager of Rosch GmbH since July 1990.

     Marcus R. Rowan has served as one of our Directors since October 1996. For more than the past five years he has been President of Berkshire Interests, Inc., Dallas, Texas, which specializes in commercial real estate and investments.

     There is no family relationship among our directors or executive officers.

DIRECTOR COMPENSATION
---------------------

     In August 1999, we granted each non-employee director an option for 50,000 shares of common stock exercisable at $1.25 per share vesting after six months and terminating no later than five years from grant. Non-employee Directors are reimbursed for travel expenses but are not otherwise compensated.

COMMITTEES

     The only Board Committee is an Audit Committee consisting of Messrs. Davenport and Rowan. The Audit Committee has general responsibility for oversight of financial controls and for accounting and audit activities of the Company.

                EXECUTIVE COMPENSATION AND EMPLOYMENT AGREEMENTS


SUMMARY COMPENSATION TABLE

     The following table sets forth certain information concerning all cash and non-cash compensation awarded to, earned by or paid to our Company's Chief Executive Officer and one other executive officer with total compensation in excess of $100,000 during the fiscal years ended July 31, 1999, 1998 and 1997:


                                                                     ANNUAL COMPENSATION

                                                                                                      LONG-TERM
                                                                                                    COMPENSATION
                                                                                                       AWARDS
                                                                                                     SECURITIES
                                                                               OTHER ANNUAL          UNDERLYING
NAME AND PRINCIPAL POSITION                  YEAR        SALARY       BONUS    COMPENSATION            OPTIONS
---------------------------                  ----        ------       -----    ------------            -------

Thomas A. Slamecka                              1999      $100,000         --           --             237,985
      Chairman of the Board and                 1998       100,000         --           --             618,550
      Director (1)                              1997       133,374         --           --                  --
Michael T. Pieniazek                            1999       125,000         --           --             166,334
      President, Chief Financial                1998       125,000         --           --             402,750
      Officer, Secretary, Treasurer and         1997       113,000         --           --                  --
      Director (2)
Andy Rosch (3)                                  1999       110,565    $49,904           --                  --
                                                1998        73,053     34,342           --                  --


-----------------

(1)  Mr. Slamecka became Chairman of the Board in February 1997.

(2) Mr. Pieniazek became President in April 1997 and continues to serve as Chief Financial Officer, Secretary and Treasurer.

(3) Mr. Rosch became a Director in December 1997 and serves as General Manager of Rosch GmbH Medizintechnik.

EMPLOYMENT AGREEMENTS

     As of January 1, 1998, we entered into an employment agreement with Thomas
A. Slamecka to serve as Chairman of the Board for an initial term terminating on March 15, 2001, subject to annual renewals, and his February 1997 employment agreement was terminated. Mr. Slamecka received an annual base salary of $52,000 through July 31, 1998 and thereafter at $100,000, plus a profits bonus equal to 10% of the amount that consolidated net after-tax operating profits exceeds $500,000, provided for such year the Company earns a 12% return on its common stock equity, and may also receive a supplemental bonus. In addition, the Company agreed to make available certain loans to Mr. Slamecka. See "Certain Relationships and Related Transactions." The employment agreement also provided for the grant of options to him for the purchase of 400,000 shares of common stock at $1.00 per share, which was the fair market value of the Company's common stock on the date of grant, vesting immediately as to 212,500 shares and the balance vesting at 46,875 shares per month through May 1998. The Company is to issue 100,000 shares of common stock to Mr. Slamecka if during the term of his employment the closing price for the common stock is at least $20 per share for a period of three consecutive trading days. Further, the employment agreement provide that if the Company issued any shares of common stock (other than pursuant to compensation or employee benefit plans) it would grant to Mr. Slamecka additional options to purchase shares equal to 9.3% of the outstanding common stock at a purchase price equal to the per share price of the shares issued by the Company (but not less than $1.00 per share). In calculating Mr. Slamecka's ownership for purposes of such 9.3% level, unvested options held by him and shares sold by him during the initial term of the employment agreement would be included in such calculation. By reason of the foregoing provision, through July 31, 1999 the Company had granted options to Mr. Slamecka for an aggregate of 456,535 shares of common stock at exercise prices ranging from $0.94 to $3.33 per share. As of July 31, 1999, the employment agreement was amended to terminate the option grant provision. Effective August 31, 1999, the employment agreement was further modified whereby no further salary or loans would be provided to Mr. Slamecka. In lieu of these provisions, Mr. Slamecka was granted an option to purchase 250,000 shares of common stock at an exercise price of $1.25 per share, exercisable six months after grant and terminating after five years. All other terms and conditions of Mr. Slamecka's employment agreement remain in effect as of the date hereof.

     As of January 1, 1998, the Company entered into an employment agreement with Michael T. Pieniazek to serve as President for an initial term terminating on December 31, 2001, subject to automatic renewal for consecutive one-year terms unless terminated not less than 60 days prior to end of any term. Mr. Pieniazek receives an annual base salary of $125,000 and a discretionary bonus. The employment agreement also provided for the grant of options to Mr. Pieniazek to purchase 250,000 shares of common stock at $1.00 per share, which was the fair market value of the Company's common stock on the date of grant, vesting immediately as to150,000 shares, vesting ratably over the succeeding seven months as to the balance, and for the Company to issue 50,000 shares of common stock to Mr. Pieniazek if during the term of his employment the closing price for the common stock is at least $20 per share for three consecutive trading days. In addition, the employment agreement provided that if the Company issued any shares of common stock (other than pursuant to compensation or employee benefit plans) it would grant to Mr. Pieniazek additional options to purchase shares in amount equal to 6.5% of such issuance. In calculating Mr. Pieniazek's ownership for purposes of such 6.5% level, unvested options held by him and shares sold by him during the term of the employment agreement would be included in such calculation. By reason of the foregoing provision, through July 31, 1999, the Company had granted options to Mr. Pieniazek for an aggregate of 319,084 shares of common stock at exercise prices ranging from $0.94 to $3.33 per share. As of July 31, 1999, the employment agreement was amended to terminate the option grant provision.

     The employment agreements of Messrs. Slamecka and Pieniazek provide for lump sum payments of $299,000 for Mr. Slamecka and an amount equal to 2.99 times the current base salary for Mr. Pieniazek, plus continuation of health benefits for 12 months, upon a change of control of the Company. A change of control of the Company would include a person or group becoming the beneficial owner of 20% of the voting power of the Company's securities or individuals who are current directors of the Company, or successors chosen by them, cease to constitute a majority of the whole Board of Directors. In the event the amount payable upon a change of control would result in the application of an excise tax under Section 4999 of Internal Revenue Code of 1986, as amended, the payment would be made over such period of time in order not to cause the application of such excise tax.

     On December 18, 1997, Rosch GmbH entered into an amendment to the employment agreement for Andy Rosch pursuant to which he serves as its Managing Director for an initial term of three years, terminating on December 31, 2000, and automatically renewable for one-year terms thereafter unless either party gives notice of an intention not to renew not less than three months prior to the end of any term. Mr. Rosch received an annual base salary of 200,000 DM and an annual cash bonus equal to 1% of net sales of Rosch GmbH, but not to exceed the amount of his base salary.

     In July 1999, Mr. Rosch entered into a new employment agreement with Rosch GmbH providing for an annual base salary of 400,000 DM and a bonus equal to 2% of net profits of Rosch GmbH, beginning October 1, 1999 for a term ending December 31, 2004, with automatic one year renewals thereafter unless notice of termination is given.

     In August 1999, the Company granted options to Messrs. Pieniazek and Rosch each for the purchase of 50,000 shares of common stock at an exercise price of $1.25 per share exercisable six months after grant and terminating after five years.


OPTION GRANTS

     The following table sets forth certain information regarding grants of stock options made during the fiscal year ended July 31, 1999 to the named executive officers.

                                        OPTIONS GRANTED IN LAST FISCAL YEAR


                                                                                     POTENTIAL REALIZABLE VALUE AT
                                        INDIVIDUAL GRANTS                            ASSUMED ANNUAL RATES OF STOCK
                                                                                   APPRECIATION FOR OPTION TERM (2)

                 NUMBER OF
                 SECURITIES      % OF TOTAL
                 UNDERLYING      OPTIONS GRANTED     EXERCISE OR
                 OPTIONS         TO EMPLOYEES IN     BASE PRICE    EXPIRATION
NAME             GRANTED         FISCAL YEAR (1)     ($/SHARE)     DATE           5% ($)               10% ($)
----             -------         ---------------     ---------     ----           ------               -------

Thomas A.                                                          Dec. 2003/
Slamecka         237,986         42.9%               $0.94-2.25    Apr. 2004      $103,424             $228,334

Michael T.                                                         Dec. 2003/
Pieniazek        166,334         30.0%               $0.94-2.25    Apr. 2004         72,286              159,588

Andy Rosch
                 --0--              -                    -             -             -                    -

-----------------

(1) Based on an aggregate of 554,320 options granted by the Company to employees in the fiscal year ended July 31, 1999.

(2) Amounts represent hypothetical gains that could achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date and are not intended to forecast possible future appreciation, if any, in the price of the common stock. The gains show are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the options or the sale of the underlying shares.

STOCK OPTION PLAN

     In October 1996, our stockholders approved the 1996 Stock Option Plan providing for the issuance of up to 300,000 shares of our common stock, which amount will be increased to 700,000 shares if the stockholders approve a proposal at the 1999 stockholders meeting. The 1996 Stock Option Plan is administered by the Board of Directors or an Option Committee. Options granted under this Plan are either incentive stock options or non-qualified stock options which would be granted to employees, officers, directors and other persons who perform services for or on behalf of the Company and its subsidiaries. Options are exercisable as determined at the time of grant except options to officers or directors may not vest earlier than six months from the date of grant, and the exercise price of all the option cannot be less than the fair market value at the date of grant. At July 31,1999, options for an aggregate of 260,500 shares were granted, of which options for 95,500 shares were exercised and options for 165,000 remaining outstanding. Of the 165,000 outstanding options, 125,000 have an exercise price of $1.00 per share and expire from January through February 2003. The remaining 40,000 outstanding options have an exercise price of $4.38 per share and expire in October 2001. Pursuant to employment agreements with Messrs. Slamecka and Pieniazek, the Company has granted stock options to such persons. See "Employment Agreements" herein.


AGGREGATE OPTION EXERCISES IN FISCAL 1999 AND FISCAL YEAR-END OPTION VALUES

     The following table provides information on the value of unexercised stock options owned by the executive officers named in the Summary Compensation Table as of July 31, 1999. No options were exercised in the fiscal year ended July 31, 1999.


                                       NUMBER OF UNEXERCISED OPTIONS AT       VALUE OF UNEXERCISED IN-THE-MONEY
                                                 JULY 31, 1999                   OPTIONS AT JULY 31, 1999(1)

               NAME                     EXERCISABLE        UNEXERCISABLE        EXERCISABLE        UNEXERCISABLE
               ----                     -----------        -------------        -----------        -------------
Thomas A. Slamecka                          766,535                 --              $68,938                 --
Michael T. Pieniazek                        519,084                 --              $46,634                 --
Andy Rosch                                       --                 --                   --                 --


-----------------

(1) Fair market value of the common stock on the last trading date of the fiscal year ended July 31, 1999, less the applicable exercise prices, multiplied by the number of shares underlying the options.



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     As of July 31, 1999, the Company had loaned Thomas A. Slamecka, Chairman of the Board, an aggregate of $258,334 pursuant to his employment agreement. The initial employment agreement provided that the Company make available to Mr. Slamecka a loan in the amount of $8,333.33 each month during the initial term of such agreement, which is through March 15, 2001. The loans bear interest at 7% per annum and mature on the earliest of (i) March 2002, (ii) two years after termination of the employment agreement other than termination for cause by the Company or (iii) upon the Company terminating the agreement for cause; provided that the loan would be forgiven (A) if Mr. Slamecka remains in the employ throughout the initial term, (B) the Company terminates the agreement other than for cause, or (C) upon acquisition or change of control of the Company. Mr. Slamecka has the election to repay the loans either in cash or in securities of the Company. Effective July 31, 1999, Mr. Slamecka's employment agreement was amended and the provisions thereof providing for future availability of loans to Mr. Slamecka were eliminated.

     During the fiscal year ended July 31, 1999, the Company entered into a distribution agreement with HNS International, Inc. ("HNS") providing HNS with exclusive distribution rights for the Injex(TM) System throughout Japan and Asia. In April 1999, HNS purchased 500,000 shares of the Company's common stock and was issued warrants to purchase up to 500,000 shares of common stock at an exercise price of $2.50 per share, expiring in April 2002. In September 1999, Jim Fukushima, the President and a principal stockholder of HNS, was elected to the Company's Board of Directors.

     As of July 31, 1999, the Company had a loan of approximately $91,000 payable to Andy Rosch, a Director of the Company and General Manager of Rosch GmbH. Such loan bears interest at 12% per annum and, for the fiscal year ended July 31, 1999, the Company recognized interest expense of approximately $15,000 thereon.

     In September 1998, the Company entered into a $505,000 line of credit agreement (the "Loan Agreement") with Guardian Financial Services, Inc., a company owned by Mr. Slamecka. The borrowings under the Loan Agreement (the "Loan") were due on demand, bearing interest at a rate of 10% per annum. The Loan was secured by substantially all of the Company's tangible and intangible assets. The Loan Agreement's original expiration date was February 28, 1999, which date was extended to July 31, 1999 for an additional fee of $55,000, or 13% of the outstanding principal balance at February 28, 1999. In addition to such extension fee, interest expense totaling approximately $22,000 was recognized during the fiscal year ended July 31, 1999. All borrowings under the Loan Agreement were paid in full on July 28, 1999, at which time the Loan Agreement was terminated.

     In September 1999, a minority stockholder of Rosch GmbH acquired an additional 24.99% of Rosch GmbH through two transactions consisting of (1) a capital contribution into Rosch GmbH of approximately $1.6 million, and (2) a direct purchase of a portion of the Company's ownership interest in Rosch GmbH for approximately $1.6 million. These transactions resulted in the recognition of a gain on the sale of Rosch GmbH capital stock of approximately $862,000, and a reduction in the Company's ownership percentage of Rosch GmbH from 75% to 50.01%. As the Company continues to maintain a controlling interest in Rosch GmbH, it continues to consolidate the operations of Rosch GmbH. The transactions also resulted in the recognition of an increase in the minority interest of the consolidated subsidiary in the amount necessary to bring that interest up to the current minority ownership percentage of 49.99% of Rosch GmbH's net assets as of October 31, 1999, or $1,067,000. This amount includes the minority stockholders' share of Rosch GmbH's net losses for the three month period ended October 31, 1999, which was approximately $113,000.

     Effective November 15, 1999, the Company sold to Mr. Fukushima 800,000 shares of common stock at a price of $.50 per share and warrants to purchase up to 300,000 shares of common stock at an exercise price of $2.00 per share exercisable for three years, and also a 5% interest in Rosch GmbH, through a sub-participation contract with Mr. Rosch, the General Manager of such subsidiary, for an aggregate of $2,000,000.

     On December 16, 1999, we announced that Synergy 1 Life Science, a medical technology investment fund based in Heidelburg, Germany had made a capital contribution to Rosch GmbH. Synergy invested 5 million Deutsche Marks ($2.6 million) directly into Rosch GmbH and, as a result, received a 5.55% ownership interest. In addition, we sold an additional 1.11% of Rosch GmbH to Synergy for 1 million Deutsche Marks ($520,000). As a result of these transactions, our ownership of Rosch GmbH is currently 41.43%.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information as of November 30, 1999 concerning (i) persons known to us to be the beneficial owners of more than 5% of the Company's common stock, (ii) the ownership interest of each of our directors and executive officers listed in the compensation table and (iii) by all directors and executive officers as a group. Note: stock options and warrants are considered presently exercisable if exercisable within 60 days of November 30, 1999.

                                                                                BENEFICIAL OWNERSHIP(*)

         NAME                              STATUS                              SHARES           PERCENTAGE
         ----                              ------                              ------           ----------

  Jubilee Investors LLC                 Stockholder                          2,965,939               20.4%

  Jim Fukushima                         Director and Vice Chairman           2,300,000 (2)           15.8%

  Concord Effekten AG                   Stockholder

  Thomas A. Slamecka                    Director and Chairman of the         1,072,535 (1)           7.4%
                                        Board

  Michael T. Pieniazek                  Director, President, Chief             571,084 (3)           0.39%
                                        Financial Officer Treasurer
                                        and Secretary

  Marcus R. Rowan                       Director                               357,000 (4)           0.25%

  Andy Rosch                            Director                               310,000               0.21%

  Blake C. Davenport                    Director                                70,000 (5)           0.05%

  All executive officers and directors                                       3,580,619 (6)           24.6%
  as a group
        (6 persons)


-----------------

* Includes voting and investment power, except where otherwise noted. The number of shares beneficially owned includes shares each beneficial owner and the group has the right to acquire within 60 days of November 30, 1999 pursuant to stock options, warrants and convertible securities.

(1)  Includes presently exercisable options for 766,535 shares of common stock.

(2) Includes indirect beneficial ownership of (i) 500,000 shares and (ii) presently exercisable options and warrants for 1,000,000 shares of common stock.

(3)  Includes presently exercisable options for 519,084 shares of common stock.

(4)  Includes presently exercisable options for 310,000 shares of common stock.

(5)  Includes presently exercisable options for 50,000 shares of common stock.

(6) Includes presently exercisable options and warrants for Common Stock listed in notes 1, 2, 3, 4 and 5 above.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

     Our certificate of incorporation authorizes us to issue 20,000,000 shares of common stock, $.10 par value, of which 14,561,600 shares were issued and outstanding as of November 30, 1999. At the 1999 Meeting, stockholders will vote on a proposal to increase the authorized shares to 35,000,000 shares.

     The holders of common stock are entitled to one vote for each share held of record on all matters to be voted by stockholders. There is no cumulative voting with respect to the election of directors with the result that the holders of more than 50% of the shares of common stock voted for the election of directors can elect all of the directors.

     The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore, and, upon liquidation are entitled to share pro rata in any distribution to holders of common stock. No dividends have ever been declared by the Board of Directors on the common stock. See "DIVIDEND POLICY." All of the outstanding shares of common stock are, and all shares sold hereunder will be, when issued upon payment therefor, duly authorized, validly issued, fully paid and non-assessable.

PREFERRED STOCK

The certificate of incorporation authorizes us to issue 1,000,000 shares of Preferred Stock, par value $.01 per share, issuable from time to time in one or more series, having such designation, rights, preferences, powers, restrictions and limitations as may be fixed by the Board of Directors. As of November 30, 1999, no shares of preferred stock were outstanding.


                              SELLING STOCKHOLDERS

     The shares and warrants offered by this prospectus may be offered from time to time by the selling stockholders. The selling stockholders are comprised of:
(i) persons who own an aggregate of 5,817,140 shares of common stock which were purchased in private placements, (ii) holders of warrants and options to purchase an aggregate of 443,333 shares of common stock at exercise prices ranging from $1.00 to $7.50 per share and (iii) the purchaser of the Series A Preferred Stock and the purchaser of the warrants in our private placement of preferred stock. None of the selling stockholders has held any position or office or had any material relationship with the Company or any of its predecessors or affiliates within three years of the date of this Prospectus, except for Thomas A. Slamecka, Marcus Rowan, Blake C. Davenport, Richard Battelle, Lawrence Petersen and Henry J. Rhodes. Mr. Slamecka has been our Chairman of the Board since February 1997, and a director of the Company since October 1996, Mr. Rowan has been a director of the Company since October 1996, Mr. Davenport has been a director of the Company since December 1997, Messrs. Petersen and Battelle were principals of ESI at the time of its acquisition by the Company in May 1998 and were officers of ESI from May 1998 to July 1999 and August 1999, respectively, and Mr. Rhodes was a principal of DDS at the time of its acquisition by the Company in May 1998 and has continued as an officer of DDS.

     The following table sets forth, as of November 30, 1999 and upon completion of this offering, information with regard to the beneficial ownership of our common stock and warrants by each of the selling stockholders.

     The information included below is based upon information provided by the selling stockholders. Because the selling stockholders may offer all, some or none of their common stock and warrants, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of common stock and warrants offered under this Prospectus will be sold.


                                                                                                                       AMOUNT
                                              SHARES         WARRANTS                                               BENEFICIALLY
                                           BENEFICIALLY      BENEFICIALLY                                               OWNED
                                            OWNED PRIOR      OWNED PRIOR        SHARES TO BE    WARRANTS TO BE          AFTER
  NAME(1)                                   TO OFFERING      TO OFFERING           OFFERED         OFFERED           OFFERING(2)
  -------                                   -----------      -----------           -------         -------           -----------

Arthur Adams                                  14,546               N/A              14,546            N/A                   0
Alexander Enterprise Holdings Corp.            6,700               N/A               6,700            N/A                   0
Saul Amber                                    38,221               N/A              38,221            N/A                   0
Jose Arozamena                                 6,700               N/A               6,700            N/A                   0
Charles S. Aviles, Jr.                       225,000               N/A             225,000            N/A                   0
David Ballinger                                3,637               N/A               3,637            N/A                   0
Richard Battelle                              11,151               N/A              11,151            N/A                   0
John and Debra Blum                           10,909               N/A              10,909            N/A                   0
Edward A. Borrelli                            10,000               N/A              10,000            N/A                   0
Charles Brown                                  3,637               N/A               3,637            N/A                   0
Martin Brown and Eleanor Brown                 2,546               N/A               2,546            N/A                   0
Arthur Buls                                    9,091               N/A               9,091            N/A                   0
Randie Burrell                                 3,637               N/A               3,637            N/A                   0
Cedar Capital                                 15,000               N/A              15,000            N/A                   0
David Chazin                                   2,728               N/A               2,728            N/A                   0
Neal Chazin                                    1,818               N/A               1,818            N/A                   0
John Cho                                       8,421               N/A               8,421            N/A                   0
Violet Clark                                   1,818               N/A               1,818            N/A                   0
Cohig & Associates Inc.(3)                    30,000               N/A              30,000            N/A                   0
Simon Coley                                    7,500               N/A               7,500            N/A                   0
Steven Crouch                                  4,000               N/A               4,000            N/A                   0
Blake C. Davenport(4)                         70,000               N/A              50,000            N/A                20,000
Helen Derosis                                  3,637               N/A               3,637            N/A                   0
Henry Eisenson                                 1,212               N/A               1,212            N/A                   0
David Epstein                                  1,818               N/A               1,818            N/A                   0
Michael Erro                                   1,818               N/A               1,818            N/A                   0
Andrew Fackrell                                5,000               N/A               5,000            N/A                   0
Daniel Faucetta                                9,891               N/A               9,891            N/A                   0
Louise Jane Felitti                            3,637               N/A               3,637            N/A                   0
Joseph Ferrano                                   728               N/A                 728            N/A                   0
Harry Fields                                   2,728               N/A               2,728            N/A                   0
James Flynn and Julie Flynn                    3,637               N/A               3,637            N/A                   0
Harold Geliebter                               7,578               N/A               7,578            N/A                   0
Paul Ghizzone and Julia Ghizzone               7,273               N/A               7,273            N/A                   0
J. Gilliland                                   3,637               N/A               3,637            N/A                   0
Malcolm Goekler                                7,273               N/A               7,273            N/A                   0
Bar-Giora Goldberg                             1,212               N/A               1,212            N/A                   0
Jay Grunfeld                                   4,210               N/A               4,210            N/A                   0
Arnold Hagler                                 27,273               N/A              27,273            N/A                   0
Andrew M. Hall                                10,000               N/A              10,000            N/A                   0
Barry A. Hochstadt                           225,000               N/A             225,000            N/A                   0
Dean Hyde and Doris Hyde                       2,546               N/A               2,546            N/A                   0
Jubilee Investors LLC                      2,965,939               N/A           2,965,939            N/A                   0
Frederic Kakis                                10,909               N/A              10,909            N/A                   0
Eugene Preston Keogh                           5,000               N/A               5,000            N/A                   0
Henry Kim                                      4,210               N/A               4,210            N/A                   0
Edith Kornberg                                 2,909               N/A               2,909            N/A                   0
William Lenartz                                1,212               N/A               1,212            N/A                   0
Robert Luedke                                 27,273               N/A              27,273            N/A                   0
Lee Machado                                    1,818               N/A               1,818            N/A                   0
Donald MacKay                                 33,664               N/A              33,664            N/A                   0
Arnold Mandelstam and                         31,315               N/A              31,315            N/A                   0
  Susan Mandelstam
Mary McNichols                                 9,454               N/A               9,454            N/A                   0
Metropolis Equity Fund LP                    100,000               N/A             100,000            N/A                   0
Thomas Meyerhoeffer                            4,500               N/A               4,500            N/A                   0
Richard O'Connell                             11,700               N/A              11,700            N/A                   0
Tamar Neuman                                  15,000               N/A              15,000            N/A                   0
Alan S.J. Pahng                               21,052               N/A              21,052            N/A                   0
J. Stuart Parsons                             12,475               N/A              12,475            N/A                   0


                                       31

                                              SHARES         WARRANTS                                               BENEFICIALLY
                                           BENEFICIALLY      BENEFICIALLY                                               OWNED
                                            OWNED PRIOR      OWNED PRIOR        SHARES TO BE    WARRANTS TO BE          AFTER
  NAME(1)                                   TO OFFERING      TO OFFERING           OFFERED         OFFERED           OFFERING(2)
  -------                                   -----------      -----------           -------         -------           -----------

J. Stuart Parsons, Trustee for               112,277               N/A             112,277            N/A                   0
  Parsons Family Trust
Lawrence Petersen                             15,031               N/A              15,031            N/A                   0
Robert B. Prag                               397,457               N/A             397,457            N/A                   0
George Reynolds                                7,273               N/A               7,273            N/A                   0
Henry J. Rhodes                              250,000               N/A             250,000            N/A                   0
Daniel Roses                                   3,637               N/A               3,637            N/A                   0
Marcus Rowan(5)                              357,000               N/A             346,760            N/A                10,240
Charles Salik                                 32,147               N/A              32,147            N/A                   0
M. Morad Sarnii                               20,222               N/A              20,222            N/A                   0
Gurmit Sandhu                                 39,128               N/A              39,128            N/A                   0
Samuel Schick and Freida Schick                  909               N/A                 909            N/A                   0
Manuel Selvin                                  6,182               N/A               6,182            N/A                   0
Benjamin Siegal                               16,000               N/A              16,000            N/A                   0
Herrick Siegel                                 1,818               N/A               1,818            N/A                   0
Merideth Siegel                                1,818               N/A               1,818            N/A                   0
Michael Siegel and Marsha Siegel               5,454               N/A               5,454            N/A                   0
Richard Silvergleid                          138,157               N/A             138,157            N/A                   0
Thomas A. Slamecka                         1,072,535               N/A             260,000            N/A                812,535
Mark Smith                                    10,000               N/A              10,000            N/A                   0
Virgil Swanner                                 1,818               N/A               1,818            N/A                   0
Eva Waisburd                                   1,818               N/A               1,818            N/A                   0
Stephen Weiss and Wendy Weiss                    363               N/A                 363            N/A                   0
Audrey Weiss                                   1,454               N/A               1,454            N/A                   0
West End Capital LLC(6)                       50,000             50,000             50,000           50,000                 0
Jules Whitehill                               40,001               N/A              40,001            N/A                   0
Joan Wilbanks and Calvin Wilbanks              1,818               N/A               1,818            N/A                   0


(1) Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2)  Assumes the sale of all shares offered hereby.

(3)  Includes 30,000 shares under presently exercisable warrants.

(4)  Includes 50,000 shares under presently exercisable options.

(5)  Includes 300,000 shares under presently exercisable options.

(6)  Includes the 50,000 shares underlying the warrants.

     Under the terms of the Registration Agreement for the Preferred Stock Private Placement, the Company is obligated to file the Registration Statement and to use its best efforts to cause the Registration Statement to become effective. Pursuant to the Registration Agreement, the failure to have filed this Registration Statement by June 5, 1998 caused the dividend rate for the Series A Preferred Stock to be increased from 5% of the liquidation preference for such Stock to 12% of the liquidation preference. The dividend rate was increased to 12% on June 5, 1998 due to the Company's failure to file the Registration Statement covering the common stock underlying the Series A Preferred Stock within 30 days of the initial closing. The dividend rate was further increased to 18% as a result of the Registration Statement not being declared effective within 120 days of the initial closing, and remained at such rate until the effective date of the Registration Statement, when the dividend rate would returned to 5%. The Company also paid $15,000 to the holders of the Series A Preferred Stock for the period from February 15, 1998 to the effective date. Most of the other Selling Stockholders were granted "piggyback" registration rights at the time of their purchase of shares of common stock or the issuance of warrants.

                                               PLAN OF DISTRIBUTION

     The selling stockholders have advised the Company that, prior to the date of this Prospectus, they have not made any agreement or arrangement with any underwriters, brokers or dealers regarding the distribution and resale of the shares or warrants. If the Company is notified by a selling stockholder that any material arrangement has been entered into with an underwriter for the sale of the shares or warrants, a supplemental prospectus will be filed to disclose such of the following information as the Company believes appropriate: (i) the name of the participating underwriter; (ii) the number of the shares or warrants involved; (iii) the price at which these shares or warrants are sold, the commissions paid or discounts or concessions allowed to such underwriter; and
(iv) other facts material to the transaction.

     The Company expects that the selling stockholders will sell their shares and warrants covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers for the seller, or through broker-dealers acting as principals, who may then resell the shares or warrants in the over-the-counter market, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares or warrants to or through broker-dealers, and such broker-dealers may receive compensation in the form of concessions or commissions from the selling stockholders and/or the purchasers of the shares or warrants for whom they may act as agent (which compensation may be in excess of customary commissions). The selling stockholders and any broker-dealers that participate with the selling stockholders in the distribution of shares or Warrants may be deemed to be underwriters and commissions received by them and any profit on the resale of shares or warrants positioned by them might be deemed to be underwriting discounts and commissions under the Securities Act. There can be no assurance that any of the selling stockholders will sell any or all of the shares or warrants offered by them hereunder.

     Sales of the shares on the OTC Electronic Bulletin Board or other trading system may be by means of one or more of the following: (i) a block trade in which a broker or dealer will attempt to sell the shares and warrants as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a dealer as principal and resale by such dealer for its account pursuant to this prospectus; and (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate.

     The selling stockholders are not restricted as to the price or prices at which they may sell their shares. Sales of such shares at less than market prices may depress the market price of the Company's common stock. Moreover, the selling stockholders are not restricted as to the number of shares or warrants which may be sold at any one time.

     Pursuant to the Registration Agreement for the Preferred Stock Private Placement and other agreements by the Company granting certain "piggy-back" registration rights, the Company will pay all of the expenses incident to the offer and sale of the shares and warrants to the public by the selling stockholders other than commissions and discounts of underwriters, dealers or agents. The Company and the selling stockholders have agreed to indemnify each other and certain persons, including broker-dealers or others, against certain liabilities in connection with the offering of the shares or warrants, including liabilities arising under the Securities Act.

     The Company has advised the selling stockholders that the anti-manipulative rules under the Exchange Act, including Regulation M, may apply to sales in the market of the shares and warrants offered hereby and has furnished the selling stockholders with a copy of such rules. The Company has also advised the selling stockholders of the requirement for the delivery of this Prospectus in connection with resales of the shares and warrants offered hereby.

                                  LEGAL MATTERS

     Thelen Reid & Priest LLP, New York will pass upon the validity of the common stock and warrants being offered hereby for the Company. This firm owns 60,000 shares of common stock and warrants to purchase 20,000 shares at $1.25 per share exercisable through August 2004.

                                     EXPERTS

     The consolidated financial statements of the Company at July 31, 1999 and 1998, and for each of the two years in the period ended July 31, 1999, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 13 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock and warrants offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information regarding our common stock, and us please review the registration statement, including exhibits, schedule and reports filed as a part thereof. Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. The registration statement, including the exhibits and schedule thereto, may be inspected without charge at the principal office of the public reference facilities maintained by the Securities and Exchange Commission at Room 1024 at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; or at its offices at Northwest Atrium Center, 500 West Madison Street, 14th Floor, Chicago, IL 60661; or Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC, including the Company. The Common Stock of the Company is quoted on the OTC Electronic Bulletin Board.

                          AMERICAN ELECTROMEDICS CORP.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            PAGE


Report of Independent Auditors.............................................. F-2

Consolidated Balance Sheets as of July 31, 1999 and July 31, 1998........... F-3

Consolidated Statements of Operations for the years ended
     July 31, 1999 and July 31, 1998........................................ F-4

Consolidated Statements of Changes in Stockholders' Equity for
     the years ended July 31, 1999 and July 31, 1998........................ F-5

Consolidated Statements of Cash Flows for the years ended
     July 31, 1999 and July 31, 1998........................................ F-7

Notes to Consolidated Financial Statements.................................. F-8

Unaudited Consolidated Balance Sheet as of
     October 31, 1999.......................................................F-21

Unaudited Consolidated Statements of Operations for the
     three months ended October 31, 1999 and 1998...........................F-22

Unaudited Consolidated Statements of Cash Flows for the
     three months ended October 31, 1999 and 1998...........................F-23

Notes to Unaudited Consolidated Financial Statements........................F-24

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


To the Board of Directors and Stockholders
American Electromedics Corp. and Subsidiaries.

We have audited the accompanying consolidated balance sheets of American Electromedics Corp. and subsidiaries as of July 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Electromedics Corp. and subsidiaries at July 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that American Electromedics Corp. will continue as a going concern. As more fully described in
Note 13, the Company has incurred operating losses for the last two years. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 13. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                                     /s/     ERNST & YOUNG LLP


Manchester, New Hampshire
October 26, 1999

                                   AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS



                                                                                           JULY 31
                                                                                ---------------- --------------
                                                                                     1999            1998
                                                                                ---------------- --------------
ASSETS                                                                                   (THOUSANDS)
Current Assets:
Cash and cash equivalents ..................................................            $   210        $   396
Accounts receivable, net of allowance of $44,000 and
 $13,000 in 1999 and 1998,                                                                  897          1,169
respectively ...............................................................
Inventories ................................................................              1,480          1,951
Prepaid and other current assets ...........................................                196            223
                                                                                ---------------- --------------
        Total current assets ...............................................              2,783          3,739

Property and Equipment:
 Machinery and equipment ...................................................                 36            475
 Tooling....................................................................                309             --
 Furniture and fixtures ....................................................                371            306
 Leasehold improvements ....................................................                 29             13
                                                                                ---------------- --------------
                                                                                            745            794
Accumulated depreciation ...................................................               (115)          (436)
                                                                                ---------------- --------------
                                                                                            630            358
Goodwill ...................................................................                715          4,298
Patents ....................................................................              2,897          3,027
Other ......................................................................                216             36
                                                                                ================ ==============
                                                                                         $7,241        $11,458
                                                                                ================ ==============
LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
Bank debt ..................................................................             $1,073         $1,033
Accounts payable ...........................................................              1,784          1,118
Accrued liabilities ........................................................                815            723
Dividends payable ..........................................................                373             72
                                                                                ---------------- --------------
   Total current liabilities ...............................................              4,045          2,946

Minority interest in consolidated subsidiary ...............................                440             --

Stockholders' Equity: Preferred stock, $.01 par value; Authorized-1,000,000 shares:
  Series A Convertible; Outstanding - 2,400 shares
    in 1999 and 3,000 in 1998...............................................              1,909          2,387
  Series B Convertible; Outstanding - 1,170 shares
    in 1999 and none in 1998 ...............................................                982             --

Common stock, $.10 par value; Authorized-
  20,000,000 shares; Outstanding - 9,637,621
  and 7,058,136 shares in 1999 and 1998, respectively.......................                963            705
Additional paid-in capital..................................................             14,837         12,643
Retained deficit............................................................           (15,541)        (5,680)
Accumulated other comprehensive loss........................................              (200)          (249)
                                                                                ---------------- --------------
                                                                                          2,950          9,806
Deferred compensation.......................................................              (194)        (1,294)
                                                                                ---------------- --------------
         Total stockholder's equity.........................................              2,756          8,512
                                                                                ================ ==============
                                                                                         $7,241        $11,458
                                                                                ================ ==============

                                              See accompanying notes.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       YEARS ENDED JULY 31
                                                               -------------------------------------
                                                                    1999              1998
                                                               -------------------------------------
                                                                   (Thousands, except per share
                                                                             amounts)

Net sales...................................................           $ 6,789            $ 7,025
Cost of goods sold..........................................             5,107              4,692
                                                               -------------------------------------
   Gross profit.............................................             1,682              2,333

Selling, general and administrative expenses................             8,303              5,581
Research and development....................................               392                122
Write-down of goodwill......................................             3,196                 --
                                                               -------------------------------------

   Total operating expenses.................................            11,891              5,703
                                                               -------------------------------------

Operating loss..............................................           (10,209)            (3,370)

Other income (expenses):
   License fees ............................................               576                 --
fees
   Loss on sale of audiometrics assets .....................               (98)                --
   Interest, net............................................              (174)              (186)
   Undistributed earnings (loss) of affiliate...............                --                 56
   Minority interest in affiliate...........................                35                (85)
   Other....................................................                 9                (89)
                                                               -------------------------------------
                                                                           348               (304)
                                                               -------------------------------------

Net loss....................................................        $   (9,861)          $ (3,674)
                                                               =====================================
Net loss attributable
 to common stockholders*....................................        $  (10,695)          $ (4,746)
                                                               =====================================
Net loss per share,
 basic and diluted..........................................        $    (1.39)         $   (1.01)
                                                               =====================================


* The years ended July 31, 1999 and 1998 include the impact of dividends on stock for (a) a non-cash, non-recurring beneficial conversion feature of $533,000 and $1,000,000, respectively; and (b) $301,000 and $72,000, respectively, of dividends on Preferred Stock.

                             See accompanying notes.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED JULY 31, 1999 AND 1998
                                   (Thousands)


                                                       CONVERTIBLE
                                                     PREFERRED STOCK         COMMON STOCK

                                                   ---------------------------------------------
                                                                BOOK
                                                    SHARES     VALUE     SHARES     PAR VALUE
                                                   ---------------------------------------------

Balance at August 1, 1997.......................      --        --          2,553         $ 255

Conversion of convertible debentures, net.......      --        --            720            72
Private placement of common stock, net..........      --        --          1,050           105
Issuance of common stock for investment in
  affiliates, net...............................      --        --            210            21
Issuance of common stock for acquisitions, net..      --        --          1,350           135
Stock and warrants issued for services..........      --        --          1,000           100
Exercise of stock options......................       --        --            175            17
Sale of convertible preferred stock and
  warrants......................................       3      $2,387           --            --
Dividend on convertible preferred stock.........      --        --             --            --
Conversion feature on convertible preferred
  stock.........................................      --      (1,000)          --            --
Dividend on beneficial conversion feature.......      --       1,000           --            --
Deferred compensation related to common
  stock options.................................      --        --             --            --
Amortization of deferred compensation...........      --        --             --            --
Translation adjustment..........................      --        --             --            --
Net loss........................................      --        --             --            --
                                                   ---------------------------------------------
Balance at July 31, 1998                               3       2,387        7,058           705

Private placements of common stock, net ........      --        --            590            59
Common stock issued for services ...............      --        --            200            20
Exercise of stock options and warrants .........      --        --            610            61
Dividends on convertible preferred stock .......      --        --             --            --
Sale of convertible preferred stock and warrants       2       1,384           --            --
Conversion feature on convertible
  preferred stock ..............................      --       (533)           --            --
Dividend on beneficial conversion
feature ........................................      --        533            --            --
Conversion of convertible preferred
stock ..........................................      (1)      (880)        1,179           118
Amortization of deferred compensation...........      --        --             --            --
Translation adjustment..........................      --        --             --            --
Net loss........................................      --        --             --            --
Sale of subsidiary capital stock................      --        --             --            --
                                                   ---------------------------------------------
  Balance at July 31, 1999                             4      $2,891        9,637          $963
                                                   =============================================





                                                    ADDITIONAL                      ACCUMULATED                      TOTAL
                                                     PAID-IN      RETAINED             OTHER         DEFERRED    STOCKHOLDERS'
                                                     CAPITAL       DEFICIT         COMPREHENSIVE   COMPENSATION     EQUITY
                                                                                       LOSS
                                                --------------------------------------------------------------------------------

Balance at August 1, 1997.......................       $2,919      $(2,006)                --           --          $1,168

Conversion of convertible debentures, net.......          625            --                --           --             697
Private placement of common stock, net..........          923            --                --           --           1,028
Issuance of common stock for investment in
  affiliates, net...............................          159            --                --           --             180
Issuance of common stock for acquisitions, net..        5,490            --                --           --           5,625
Stock and warrants issued for services..........        1,480            --                --     $(1,580)              --
Exercise of stock options......................           158            --                --           --             175
Sale of convertible preferred stock and
  warrants......................................          255            --                --           --           2,642
Dividend on convertible preferred stock.........         (72)            --                --           --            (72)
Conversion feature on convertible preferred
  stock.........................................        1,000            --                --           --              --
Dividend on beneficial conversion feature.......      (1,000)            --                --           --              --
Deferred compensation related to common
  stock options.................................          706            --                --        (706)              --
Amortization of deferred compensation...........           --            --                --          992             992
Translation adjustment..........................           --            --            $(249)           --           (249)
Net loss........................................           --       (3,674)                --           --         (3,674)
                                                ---------------------------------------------------------------------------
Balance at July 31, 1998                               12,643       (5,680)             (249)      (1,294)           8,512


Private placements of common stock, net ........          427            --                --           --             486
Common stock issued for services ...............          168            --                --        (188)              --
Exercise of stock options and warrants .........         (39)            --                --           --              22
Dividends on convertible preferred stock .......        (391)            --                --           --           (391)
Sale of convertible preferred stock and warrants          114            --                --           --           1,498
Conversion feature on convertible
  preferred stock ..............................          533            --                --           --              --
Dividend on beneficial conversion                       (533)            --                --           --              --
feature...........
Conversion of convertible preferred                       837            --                --           --              75
stock...........
Amortization of deferred compensation...........           --            --                --        1,288           1,288
Translation adjustment..........................           --            --                49           --              49
Net loss........................................           --       (9,861)                --           --         (9,861)
Sale of subsidiary capital stock................        1,078            --                --           --           1,078
                                                ---------------------------------------------------------------------------

  Balance at July 31, 1999                            $14,837     $(15,541)            $(200)       $(194)          $2,756
                                                ===========================================================================

                                      F-5

                                              See accompanying notes.


                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             YEARS ENDED JULY 31
                                                                        -----------------------------
                                                                            1999           1998
                                                                        -----------------------------
OPERATING ACTIVITIES:                                                            (Thousands)
Net loss.............................................................        $(9,861)       $(3,674)
Adjustments to reconcile net loss to net cash used
  in operating activities:
Depreciation and amortization........................................             530            269
Deferred compensation amortization...................................           1,288            992
Loss on sale of audiometrics assets..................................              98             --
Loss on sale of affiliate............................................              --             64
Write-down of goodwill...............................................           3,196             --
Undistributed earnings (loss) of affiliate...........................              --           (56)
Minority interest ...................................................            (35)             85
Other................................................................              25           (67)
Changes in operating assets and liabilities:
  Accounts receivable................................................             319            598
  Inventories, prepaid and other current assets......................           (118)           (27)
  Accounts payable and accrued liabilities...........................           1,686          (856)
                                                                        -----------------------------
Net cash used in operating activities................................         (2,872)        (2,672)

INVESTING ACTIVITIES:
Proceeds from sale of audiometrics assets............................             625             --
Investment in affiliates, net of cash acquired.......................              --          (138)
Purchase of property and equipment, net..............................           (526)          (188)
Acquisition of DDS and ESI, net of cash acquired.....................              --          (151)
Proceeds from sale of affiliate......................................              --            247
                                                                        -----------------------------
Net cash provided by (used in) investing activities..................              99          (230)

FINANCING ACTIVITIES:
Principal payments on long-term debt ................................              --          (532)
Payments on debt and bank lines-of-credit............................           (512)           (97)
Issuance of common stock, net........................................             486          1,028
Issuance of capital stock by consolidated                                       1,553             --
subsidiary.............................
Proceeds from exercise of common stock options.......................              22            175
Issuance of convertible preferred stock, net.........................           1,498          2,642
Other................................................................            (16)             --
                                                                        -----------------------------
Net cash provided by financing activities............................           3,031          3,216
                                                                        -----------------------------
Effect of exchange rate on cash......................................           (444)          (389)
                                                                        -----------------------------
Decrease in cash and cash equivalents................................           (186)           (75)
Cash and cash equivalents, beginning of year.........................             396            471
                                                                        =============================
Cash and cash equivalents, end of year...............................         $   210        $   396
                                                                        =============================

NONCASH TRANSACTIONS:
 Common stock and warrants issued for services.......................         $   188        $ 1,580
 Conversion of convertible preferred stock ..........................         $   880             --
 Exercise of stock options and warrants .............................         $   590             --
 Conversion of convertible subordinated debt into common stock.......              --        $   697
 Common stock issued in connection with acquisitions.................              --        $ 5,805


                             See accompanying notes.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1999


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

Business Description
--------------------

     American Electromedics Corp. is engaged in the development, manufacture and sale of medical equipment principally to the United States and European medical communities. Our current primary focus is on the continued development of the INJEX needle-free drug injection system. We also market and sell intraoral dental camera equipment, and through April 1999, produced Tympanometers(R) and Audiometers, two devices designed for audiological testing purposes. In April 1999, we sold all of our assets associated with its audiological testing products.

     The Company recognizes revenue upon receipt of a firm customer order and shipment of the product, net of allowances for warranties, which have not been material. The Company does not recognize revenue on product shipments that are subject to rights of return, evaluation periods, customer acceptance, or any other contingencies until such contingency has expired. The Company receives revenue on sales of distribution rights and license fees, which is recognized over the terms of the related agreements.

Principles of Consolidation
---------------------------

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. During 1999, the Company's former wholly-owned subsidiary, Rosch GmbH, received a capital investment from an outside third party, reducing the Company's ownership interest to 75%. Rosch GmbH continues to be consolidated, and the Company continues to maintain a controlling interest. See Note 5 for further information. All material intercompany transactions have been eliminated.

Cash and Cash Equivalents
-------------------------

     For the purpose of reporting cash flows, cash and cash equivalents include all highly liquid debt instruments with original maturities of three months or less. The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

Inventories
-----------

     Inventories are stated at the lower of cost (predominantly average cost method) or market.

Depreciation
------------

     Property and equipment is stated at cost. The Company provides for depreciation using the straight-line method over the various estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease agreement. Repairs and maintenance costs are expensed as incurred and betterments are capitalized.

Goodwill and Patents
--------------------

     In April 1999, upon the sale of the Company's audiometrics assets, $189,000 of unamortized goodwill associated with the audiometrics business was written-off against the sale proceeds. See Note 3.

     Also in April 1999, the Company wrote-off approximately $3.2 million of goodwill associated with its wholly-owned subsidiary, DDS. See Note 3.

     Goodwill is the purchase price in excess of the fair value of net assets acquired at the Company's date of acquisition. Goodwill is being amortized on a straight-line basis over periods ranging from 15 to 40 years. Amortization expense for the years ended July 31, 1999 and 1998 was $124,000 and $112,000, respectively. Accumulated amortization at July 31, 1999 and 1998 is $116,000 and $354,000, respectively.

     Patents are being amortized on a straight-line basis over 15 years, the remaining life of the patent. Amortization expense for the years ended July 31, 1999 and 1998 was $206,000 and $51,000, respectively. Accumulated amortization as of July 31, 1999 and 1998 is $257,000 and $51,000, respectively.

     The Company continually assesses the recoverability of its goodwill and patents based on estimated future results of operations and undiscounted cash flows in accordance with Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Based on the Company's assessment, other than as described in
Note 3, there was no impairment in the carrying value of goodwill or its other long-lived assets at July 31, 1999 or 1998.

Research and Development
------------------------

     Research and development costs are charged to operations as incurred.

Advertising Costs
-----------------

     Costs associated with advertising products are expensed when incurred. Advertising expense was $417,000 and $440,000 in 1999 and 1998, respectively.

Use of Estimates
----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock Options
-------------

     The Company grants stock options for a fixed number of shares to employees and others with an exercise price equal to or greater than the fair value of the shares at the date of grant. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25), and related interpretations in accounting for its stock-based compensation plans because the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of options granted equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Income Taxes
------------

     Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Foreign Currency Translation
----------------------------

     The financial statements of the Company's foreign subsidiary have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. All balance sheet amounts have been translated using the exchange rates in effect at the balance sheet date. Statement of Operations amounts have been translated using average exchange rates. The gains and losses resulting from changes in exchange rates from the date of acquisition of Rosch GmbH to July 31, 1999 have been reported separately as a component of stockholders' equity. The aggregate transaction gains and losses are insignificant.

Comprehensive Income (Loss)
---------------------------

     Effective August 1, 1998, the Company adopted Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income (SFAS 130). SFAS 130 establishes new rules for the reporting and display of comprehensive income or loss and its components; however, the adoption of this statement had no impact on the Company's results of operations or stockholders' equity. For the year ended July 31, 1999, the Company's only item of other comprehensive income was the foreign currency translation adjustment recognized in consolidation of its German subsidiary, Rosch GmbH. SFAS 130 requires such adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

     The foreign currency translation adjustment and comprehensive loss for the year ended July 31, 1999 was $49,000 and ($9,812,000), respectively. The foreign currency translation adjustment and comprehensive loss for the year ended July 31, 1998 was ($249,000) and ($3,923,000), respectively. As of July 31, 1999 and
1998, the cumulative translation adjustment and accumulated other comprehensive loss was ($200,000) and ($249,000), respectively. The foreign currency translation adjustment and comprehensive loss for the three months ended October 31, 1999 was $(40,000) and $(160,000), respectively. As of October 31, 1999, the cumulative translation adjustment and accumulated other comprehensive loss was $(240,000).


Earnings Per Share
------------------

     Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding, and diluted earnings per share reflects the potential dilution that would occur if securities such as stock options and preferred stock conversion rights were exercised.

2.   ACQUISITIONS:
     -------------

     On April 30, 1998, the Company acquired all of the issued and outstanding capital stock of Dynamic Dental Systems, Inc. (DDS), pursuant to an Agreement and Plan of Merger, whereby DDS became a wholly-owned subsidiary of the Company. DDS was founded in 1997 and is a distributor of digital operator hardware, cosmetic-imaging software, intraoral dental camera systems and digital x-ray equipment. The total cost of acquisition was approximately $3.2 million consisting primarily of 750,000 shares of the Company's common stock, valued at an aggregate price of $3,000,000, and $225,000 in cash. The purchase price exceeded the fair value of net assets acquired by approximately $3.4 million, which was being amortized on a straight-line basis over 15 years, however, such amount was written down to zero as of July 31, 1999. (See Note 3.) The acquisition was accounted for as a purchase and, accordingly, the operating results of DDS have been included in the Company's consolidated financial statements since the date of acquisition.

     On May 12, 1998, the Company acquired Equidyne Systems, Inc. ("ESI). ESI was founded in 1990 and is engaged in the development of the INJEX(TM) needle-free drug injection delivery system, which is designed to eliminate the risks of contaminated needle stick accidents and the resulting cross contamination of hepatitis, HIV, and other diseases. The total cost of acquisition was approximately $2.6 million consisting of 600,000 shares of the Company's common stock. The acquisition was accounted for as a purchase and, accordingly, the operating results of ESI have been included in the company's consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair market value of net assets acquired of approximately $3.0 million, which was allocated to patents, is being amortized over 15 years, the remaining life of the patent.

     The following unaudited proforma consolidated financial results of operations assume the acquisitions of DDS, ESI and Rosch GmbH (See Note 5) occurred as of the beginning of Fiscal 1998:


                                                        Year Ended July 31, 1998
                                                        ------------------------

     Net sales...................................           $ 8,970,000
     Net loss....................................          $(3,813,000)
     Loss per share:
              Basic..............................             $(.66)
                                                              ======
              Diluted............................             $(.66)
                                                              ======

3.   DIVESTITURES
     ------------

     In January 1999, the Company announced its intention to focus its resources on the needleless injection system ("INJEX(TM)") being developed by its wholly-owned subsidiary, ESI, and hired an investment banking firm to assist in the marketing and selling of the Company's audiometric and U.S. dental businesses.

     In April 1999, the Company sold certain assets of its audiometrics business for $625,000. The sale was made pursuant to an Assets Purchase Agreement whereby the purchaser obtained all of the Company's domestic audiometric inventory, as well as all trademarks, patents and other rights associated with the audiometrics business, including the name "American Electromedics". As a result, the Company intends to effect a change in the name of the Corporation in the near future. The sale resulted in the recognition of a net loss of $98,000.

     To date, the Company's efforts to sell DDS have been unsuccessful, and based upon these results, the Company has revised its estimates as to the ultimate sale price which could be obtained for DDS. In addition, since its acquisition in April 1998, DDS has experienced a significant downturn in its gross revenues, as well as gross profit margins, and has incurred net losses totaling approximately $1.2 million for the year ended July 31, 1999. These results are due to a variety of factors including changes within the dental camera industry and DDS' competitors, the adverse affects of which became evident during the quarter ended April 30, 1999.

     Based upon the factors described above, management reviewed the continuing value of the goodwill associated with DDS, taking into consideration the revised estimates as to the expected sale price which could be obtained for the outstanding DDS common stock, as well as the expectation that DDS' net operating results and future cash flows will not likely be positive. Based upon this review, the Company has written-off the goodwill, which had a book value, net of accumulated amortization, of $3.2 million, as a charge against operations during the year ended July 31, 1999.

4.   INVENTORIES:
     ------------

     Inventories consist of the following at July 31:

                                 1999                   1998
                                 ----                   ----

Raw materials                  $ 133,000             $  291,000
Work-in-process                    -                     29,000
Finished goods                  1,347,000             1,631,000
                              -----------            ----------
                              $ 1,480,000            $1,951,000
                              ===========            ==========

5.   INVESTMENT IN AFFILIATE:
     ------------------------

     The Company changed its method of accounting for Rosch GmbH from the equity method to a consolidated basis on August 11, 1997 based upon the Company's determination that it had reached the definition of control of Rosch GmbH as of August 11, 1997 under generally accepted accounting principles. The Company's determination of control of Rosch GmbH was based primarily upon the successful completion of negotiations with the remaining owner to acquire effective voting control. For the first quarterly period ended October 31, 1997, the Company continued to recognize earnings of Rosch GmbH up to its 50% ownership share. On December 18, 1997, the Company closed on the purchase of the remaining 50% of the outstanding capital stock of Rosch GmbH, for $50,000 plus 105,000 shares of common stock, pursuant to a Stock Purchase Option Agreement, dated as of November 1, 1997. As a result of this transaction, the Company recognized 100% of all activity of Rosch GmbH for the second quarterly period ended January 31, 1998, and thereafter.

     On July 8, 1999, the Company's German subsidiary, Rosch GmbH, received a capital infusion of approximately $1.5 million from an outside investment banking firm. This contribution of capital diluted the Company's ownership in Rosch GmbH from 100% to 75%. As the Company continues to maintain a controlling interest in Rosch GmbH, it continues to consolidate the operation of Rosch GmbH. As a result, the Company has recognized a minority interest in the consolidated subsidiary in an amount equivalent to 25% of the subsidiary's net assets as of July 31, 1999, or $440,000. This balance includes the minority shareholder's 25% share of Rosch GmbH's net losses attributed to the period July 8 through July 31, 1999, which was approximately $35,000.

     In September 1999, a minority stockholder of Rosch GmbH acquired an additional 24.99% of Rosch GmbH through two transactions consisting of (1) a capital contribution into Rosch GmbH of approximately $1.6 million, and (2) a direct purchase of a portion of the Company's ownership interest in Rosch GmbH for approximately $1.6 million. These transactions resulted in the recognition of a gain on the sale of Rosch GmbH capital stock of approximately $862,000, and a reduction in the Company's ownership percentage of Rosch GmbH from 75% to 50.01%. As the Company continues to maintain a controlling interest in Rosch GmbH, it continues to consolidate the operations of Rosch GmbH. The transactions also resulted in the recognition of an increase in the minority interest of the consolidated subsidiary in the amount necessary to bring that interest up to the current minority ownership percentage of 49.99% of Rosch GmbH's net assets as of October 31, 1999, or $1,067,000. This amount includes the minority stockholders' share of Rosch GmbH's net losses for the three month period ended October 31, 1999, which was approximately $113,000.

     The following is summarized unaudited financial information of Rosch GmbH:

                                                                     Year Ended July 31,
                                                               --------------------------------
                                                                    1999            1998
                                                               --------------------------------

     Sales..................................................     $5,123,000      $5,400,000
     Gross profit...........................................      1,865,000       1,631,000
     Net loss...............................................       (542,000)       (381,000)
     Current assets.........................................      2,453,000       2,267,000
     Non-current assets.....................................      1,206,000         258,000
     Current liabilities....................................      1,899,000       1,907,000
     Non-current liabilities................................            -0-           -0-


     In December 1997, the Company invested $255,000, consisting of $150,000 of cash and 105,000 shares of its common stock for a 45% interest in Meditronic Medizinelektronik GmbH ("Meditronic GmbH), pursuant to a Stock Purchase Option Agreement, dated November 1, 1997. The shares were valued at $1.00 per share, which represented the fair market value of the common stock on the date of acquisition. Meditronic GmbH is a development and manufacturing company, specializing in the manufacture of medical camera systems. Substantially all of Meditronic GmbH's sales are to Rosch GmbH. The Company accounted for its investment in Meditronic GmbH under the equity method until July 1998 when the Company sold its interest in Meditronic GmbH for approximately $250,000 which resulted in a loss of $64,000.

6.   DEBT
     ----

     Rosch GmbH has revolving lines of credit from two German-based banks. These lines-of-credit bear interest rates ranging from 8.125% to 9.0% and permit total borrowings of up to $876,000. As of July 31, 1999 and 1998, there was $483,000 and $368,000, respectively, outstanding under these revolving lines-of-credit.

     Rosch GmbH also has Term Loans with German-based banks. The first loan is payable in equal monthly installments of $22,000 through May 2000. Interest is 4.5% per annum, and as of July 31, 1999, there was $197,000 outstanding under this loan. The second loan is payable in its entirety on February 2, 2000. Interest is 5.7% per annum, and as of July 31, 1999, there was $393,000 outstanding under this loan.

     As of July 31, 1998, there was $595,000 outstanding under two separate Term Loans. During 1999, these balances were repaid and the loan agreements were terminated.

     Borrowings under outstanding loans are collateralized by the accounts receivable and inventory of Rosch GmbH and are guaranteed by the Company. During the three month period ended October 31, 1999, the total outstanding balance under these loans decreased by approximately $564,000 based upon scheduled payments under the term loans and principle payments under the lines of credit made based upon the Company's cash position.

7.   EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE:
     ------------------------------------------------

     Earnings per share, basic and diluted, were computed using weighted average shares outstanding of, 7,720,251 for 1999 and 4,687,707 for 1998. Dilutive securities were not included in the calculation of diluted weighted average shares due to their anti-dilutive effect.

8.   INCOME TAXES:
     -------------

     The Company's deferred tax assets (which result primarily from net operating loss carryforwards and accrued expenses) as of July 31, 1999 and July 31, 1998 were $4,095,000 and $1,650,000, respectively. SFAS No. 109 requires a valuation allowance against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company believes that some uncertainty exists and therefore has maintained a valuation allowance of $4,095,000 and $1,650,000 as of July 31, 1999 and July 31, 1998,
respectively. As of July 31, 1999, the Company has net operating loss carryforwards for Federal income tax purposes of $8,727,000 that expire from 2004 to 2019. The Company's foreign subsidiary has net operating loss carryforwards for German income tax purposes of approximately $615,000, which under the German Tax Code, do not expire. The net provision for income taxes was $-0- for the years ended July 31, 1999 and 1998.

     Significant components of the Company's deferred tax assets are as follows:


                                                                 1999                1998
                                                          ------------------- --------------------
Deferred tax assets:
     Net operating loss carryforwards                        $ 3,582,000          $ 1,079,000
     Accrued expenses                                             83,000               90,000
     Inventory                                                   139,000               32,000
     Other                                                        10,000               16,000
     Deferred compensation                                       281,000              433,000
                                                          ------------------- --------------------
       Total deferred tax assets                               4,095,000            1,650,000
     Valuation allowance for deferred tax assets              (4,095,000)          (1,650,000)
                                                          =================== ====================
Net deferred tax assets                                      $       -0-          $       -0-
                                                          =================== ====================


A reconciliation of income taxes computed at the federal statutory rates to income tax expense is as follows:


                                                         1999                     1998
                                                --------------------------------------------------
                                                   Amount      Percent     Amount       Percent
                                                --------------------------------------------------

Benefit at Federal Statutory Rates               $(3,353,000)     (34%)  $(1,050,000)     (34%)

Foreign Income Taxes
   at Differing Statutory Rates                     (209,000)       (2)           --        --

Change in Valuation Reserve                        2,445,000        25       992,000        32
Goodwill Amortization                              1,291,000        13        57,000         2
Other                                               (174,000)       (2)        1,000        --
                                                ==================================================
    Total                                                  $--       0%          $--         0%
                                                ==================================================



9.   EQUITY:
     -------

     Conversion of Debentures. As of November 3, 1997, the Company issued an aggregate of 720,000 shares of its common stock upon the conversion of $720,000 principal amount of its 14% Convertible Subordinated Debentures due October 31, 1999 (the "Debentures). This represented the entire issue of Debentures. The Company had reduced the conversion price of the Debentures to $1.00 per share from $3.75 per share, effective October 17, 1997 through October 27, 1997, in connection with October 1997 amendments to arrangements with a bank pursuant to a Forbearance and Workout Agreement, and its efforts to obtain additional equity capital.

     Private Placements of Common Stock:

     In April 1999, the Company retained American Financial Communications ("AFC") as a corporate communications and financial consultant. The consulting agreement expires in November 1999 and provides a total fee for AFC's services of 200,000 shares of the Company's common stock. The Company has valued the shares at the fair market value on the effective date of the agreement, which was $.94 per share, and has recorded deferred compensation totaling $188,000 to be amortized over the term of the agreement.

     In April 1999, the Company closed two private placements for a total of 590,000 shares of common stock for aggregate net proceeds of $486,000, to two "accredited investors", as such term is defined in Regulation D under the Securities Act.

     In February 1998, the Company retained Liviakis Financial Communications, Inc. ("LFC) as a financial consultant for a term of one year for a fee of 1,000,000 shares of the Company's common stock, valued at $1.00 per share, the fair market value, and warrants for an additional 1,000,000 shares of common stock exercisable at $1.00 per share for four years. The fair value of the 1,000,000 warrants was determined to be $580,000 through the application of the Black-Scholes method. Consulting expense of $1,580,000 for the common stock and warrants issued was recognized ratably over the one year term of the agreement.

     In November 1997, the Company closed a private placement of 1,050,000 shares of common stock, at a price of $1.00 per share, or an aggregate purchase price of $1,050,000 to a group of "accredited investors," as such term is defined in Regulation D under the Securities Act. The Company used $150,000 of the placement proceeds to repay portions of its indebtedness to a bank, and used the balance of the proceeds for working capital, including increasing its ownership interest in Rosch GmbH.

     Preferred Stock:

     Series A:

     During May 1998, the Company closed the placement of three tranches of 1,000 shares each of Series A Convertible Preferred Stock, $.01 par value (the "Series A Preferred Stock), to one purchaser (the "Purchaser) at a purchase price of $1,000 per share or an aggregate purchase price of $3 million, pursuant to a Securities Purchase Agreement (the "Purchase Agreement), among the Company, West End Capital LLC ("West End) and the Purchaser. As part of its entry into the Purchase Agreement, the Company entered into a Registration Rights Agreement (the "Registration Agreement) and a Warrant Agreement. Concurrently with the closing for the first tranche of Series A Preferred Stock, the Company issued warrants under the Warrant Agreement (the "Warrants) to West End for the purchase of 50,000 shares of the Company's common stock at an exercise price of $4.80 per share, subject to customary anti-dilution provisions, expiring on May 5, 2002. The Company also issued warrants for the purchase of 30,000 shares of common stock to the placement agent, exercisable at $4.40 per share for three years. On the date of issuance, the Company determined these warrants had a value of $255,000.

     The Series A Preferred Stock is immediately convertible into shares of the Company's common stock at a conversion rate equal to $1,000 divided by the lower of (i) $4.00 or (ii) 75% of the average closing bid price for the common stock for the five trading days immediately preceding the conversion date. The Company may force conversion of all (and not less than all) of the outstanding shares of Series A Preferred Stock at any time after the first anniversary of the effective date of the Registration Statement. There is no minimum conversion price. Should the bid price of the common stock fall substantially prior to conversion, the holders of the Series A Preferred Stock could obtain a significant portion of the common stock upon conversion, to the detriment of the then holders of the common stock.

     The Series A Preferred Stock has a liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, and provides for an annual dividend equal to 5% of the liquidation preference, which may be paid at the election of the Company in cash or shares of its common stock. The annual dividend rate was increased to 12% as of June 5, 1998 because the Company did not file the Registration Statement covering the common stock underlying the Series A Preferred Stock within 30 days of the initial closing. The Registration Statement was filed on July 10, 1998, and was declared effective in March 1999. The rate had increased to 18% through the effective date of the Registration Statement, at which time the dividend rate returned to 5%.

     The conversion discount of the preferred stock is considered to be an additional preferred stock dividend. The maximum discount available of $1,000,000 was initially recorded as a reduction of preferred stock and an increase to additional paid-in capital. As the preferred stock was immediately convertible upon issuance, the Company then recognized additional dividends, by recording a charge to income available to common stockholders.

     During the year ended July 31, 1999, the holder of Series A Convertible Preferred Stock exercised its option and converted 600 shares of preferred stock and accrued dividends of approximately $66,000 into 747,627 shares of the Company's common stock.

     Series B:

     On February 3, 1999, the Company sold 1,600 shares of Series B Preferred Stock to three purchasers for $1,000 per share or an aggregate purchase price of $1.6 million, together with Warrants to purchase up to 25,000 shares of the Company's Common Stock at an exercise price of $3.00 per share and exercisable until January 31, 2002. In addition, the Company issued warrants to purchase up to 60,000 shares of the Company's common stock to the placement agent, exercisable at $3.00 per share until September 23, 2001. On the date of issuance, the Company determined these warrants had a value of $114,000.

     The Series B Preferred Stock is convertible into shares of common stock at a conversion rate equal to $1,000 divided by the lower of (i) $2.00 or (ii) 75% of the average closing bid price for the common stock for the five trading days immediately preceding the conversion date. The Company may force conversion of all ( and not less than all) of the outstanding shares of Series B Preferred Stock at any time after the first anniversary of the effective date of a registration statement covering the underlying shares of common stock. There is no minimum conversion price. Should the bid price of the Common Stock fall substantially prior to conversion, the holders of the Series B Preferred Stock could obtain a significant portion of the Common Stock upon conversion, to the detriment of the then holders of the common stock.

     The Series B Preferred Stock has a liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, and provides for an annual dividend equal to 5% of the liquidation preference, which may be paid at the election of the Company in cash or shares of its common stock.

     The conversion discount of the Series B Preferred Stock is considered to be an additional preferred stock dividend. The maximum discount available of $533,000 was initially recorded as a reduction of preferred stock and an increase to additional paid-in capital. As the preferred stock became fully convertible effective May 1, 1999, the Company recognized the additional dividends at that date by recording a charge to income available to common stockholders.

     During the year ended July 31, 1999, the holders of the Series B Convertible Preferred Stockholders exercised conversion rights and converted a total of 430 shares of preferred stock and accrued dividends of approximately $9,000 into 431,530 shares of the Company's common stock.

Stock Options and Warrants:


     In April 1999, the Company issued warrants to purchase up to 500,000 shares of the Company's common stock at $2.50 per share in connection with a private placement of Common Stock. The warrants are exercisable through April 2002.

     In December 1998, certain holders of outstanding warrants to purchase an aggregate of 1 million shares of the Company's common stock at $1.00 per share, exercised their rights under the related warrant agreements to execute a cashless exercise. Upon exercise of these warrants, the Company issued 589,828 shares of its common stock, par value $.10.

     In October 1996, the Company's stockholders approved the 1996 Stock Option Plan providing for the issuance of up to 300,000 shares of the Company's common stock. The plan is administered by the Board of Directors or an Option Committee. Options granted under this Plan would be either incentive stock options or non-qualified stock options which would be granted to employees, officers, directors and other persons who perform services for or on behalf of the Company. Options are exercisable as determined at the time of grant except options to officers or directors may not vest earlier than six months from the date of grant, and the exercise price of all the options cannot be less than the fair market value at the date of grant.

FAS 123 DISCLOSURE

     Pro forma information regarding net income (loss) is required by FAS 123 (Stock-Based Compensation), which requires that the information be determined as if the Company had accounted for its employee stock options grants under the fair value method of that Statement. The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:


                                     1999                     1998
                           -------------------------- ---------------------

Expected life (years)                  4                       4
Interest rate                         6%                       6%
Volatility                           1.54                     1.15
Dividend yield                       0.0%                     0.0%


     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Because FAS 123 is applicable only to options granted subsequent to July 29, 1995, its pro forma effect will not be fully reflected until fiscal year 1999. The Company's pro forma information is as follows:

                                                  (THOUSANDS)
                                      ------------------------------------
                                             1999              1998
                                      ------------------- ----------------

Pro forma net loss                             $(11,540)         $(5,498)
Pro forma net loss per share                   $  (1.50)         $ (1.17)



Option activity for the years ended 1999 and 1998 is summarized below:

                                              1999                       1998
                                    -------------------------- ----------------------------

                                       Shares       Weighted       Shares       Weighted
                                                    Average                     Average
                                                    Exercise                    Exercise
                                                     Price                       Price
                                    ------------- ------------- ------------- -------------

Outstanding at beginning of year       1,774,633         $1.71       403,333         $3.23
  Granted                                554,319          1.46     1,866,300          1.55
  Expired or canceled                  (112,833)          2.37     (320,000)          3.09
  Exercised                             (20,500)          1.07     (175,000)          1.00
                                        --------                   ---------

Outstanding at end of year             2,195,619          1.62     1,774,633          1.71
                                       =========                   =========

Exercisable at end of year             1,643,292          1.57     1,494,133          1.63
                                       =========                   =========

Available for future grants               20,000                      20,000
                                          ======                      ======

Weighted-average fair value
of options granted during year                           $2.76                       $8.20
                                                  =============               =============



The following table presents weighted-average price and life information about significant option grants outstanding at July 31, 1999:



                                                     OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                                     -------------------                     -------------------

                                                             Weighted
                                                             Average         Weighted                     Weighted
                                                            Remaining        Average                      Average
               Range of                     Number         Contractual       Exercise       Number        Exercise
           Exercise Prices                Outstanding          Life           Price       Exercisable      Price
--------------------------------------- ---------------- ----------------- ------------- -------------- -------------

$1.00 - $2.25                                 1,797,319     3.5 years             $1.14      1,344,992         $1.02
$3.00 - $4.38                                   398,300     3.67 years            $3.76        298,300         $4.02
                                        ----------------                                 --------------

                                              2,195,619                                      1,643,292
                                        ================                                 ==============


10.  COMMITMENTS:
     -----------

     The Company leased its corporate offices under an operating lease which was terminated effective April 30, 1999, following the sale of certain of its audiometrics business assets (See Note 3). Effective May 1, 1999, the Company commenced a sublease of its corporate offices which expires in February 2000. Rent expense for the years ended July 31, 1999 and 1998 was $34,000 and $33,000, respectively.

     Rosch GmbH leases its administrative and sales offices under a 60-month lease expiring in May 2002. Rent expense for the years ended July 31, 1999 and 1998 was $98,000 and $105,000, respectively.

     The Company's domestic subsidiaries lease operating facilities under various operating leases expiring through October 2001. Total rent expense under these leases for the year ended July 31, 1999 was $57,000.

11.  CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS:
     -------------------------------------------------

     The Company's primary customers are in the medical field. At July 31, 1999 and July 31, 1998, substantially all accounts receivable balances are concentrated in this industry. The Company sells products and extends credit based on an evaluation of the customer's financial condition, generally without regard to collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

12.  BUSINESS SEGMENT AND FOREIGN OPERATIONS:
     ----------------------------------------

The Company operates in one business segment - the sale of medical equipment.

The Company's foreign operations are subject to certain economic and regulatory risks and uncertainties specific to Germany and the European geographic region. Such risks and uncertainties could disrupt the Company's foreign operations and have a material impact on the Company's financial results.

Transfers to affiliates are made at prices above the Company's cost and include charges for freight and handling.


                                         DOMESTIC             GERMAN
                                        OPERATIONS          OPERATIONS         ELIMINATIONS        CONSOLIDATED
                                     ------------------ ------------------- ------------------- --------------------
Year ended July 31, 1999:                                             (Thousands)

 Net sales                                      $1,787              $5,002                                  $6,789
 Transfers between
  geographic areas                                  79                 121              $(200)                  --
                                     ------------------ ------------------- ------------------- --------------------
Net sales                                        1,866               5,123               (200)               6,789
Loss from operations                           (9,667)               (542)                                (10,209)
Assets                                           3,582               3,659                                   7,241




                                         DOMESTIC             GERMAN
                                        OPERATIONS          OPERATIONS         ELIMINATIONS        CONSOLIDATED
                                     ------------------ ------------------- ------------------- --------------------
Year ended July 31, 1998:                                             (Thousands)

 Net sales                                      $2,155              $4,870                                  $7,025
 Transfers between
  geographic areas                                 131                 530               (661)                  --
                                     ------------------ ------------------- ------------------- --------------------
Net sales                                        2,286               5,400               (661)               7,025
Loss from operations                           (2,989)               (381)                                 (3,370)
Assets                                           8,933               2,525                                  11,458


Prior to the acquisition and consolidation of Rosch GmbH in fiscal year 1998, the Company did not conduct any significant business in foreign countries.

13.  GOING CONCERN
     -------------

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has incurred net losses of $9,861,000 and $3,674,000 for the years ended July 31, 1999, and 1998, respectively. In addition, the Company incurred net losses of $120,000 for the three month period ended October 31, 1999 and its current liabilities exceeded its current assets by $1,262,000 at July 31, 1999. These and other factors indicate that the Company may be unable to continue as a going concern for a reasonable period of time.

     The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing and ultimately to attain profitability. The Company continues to pursue strategies to improve the profitability of its current product lines, and is actively pursuing additional debt and equity financing.

14.  SUBSEQUENT EVENTS
     -----------------

     In September 1999, a minority stockholder of Rosch GmbH purchased an additional one third of the Company's 75% ownership share of Rosch GmbH, bringing the minority stockholders' overall percentage ownership of Rosch GmbH to 49.99%. The purchase price was approximately $1.6 million. In addition, the minority stockholder made a second capital contribution into Rosch GmbH of $1.6 million.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET



                                                                                  OCTOBER 31,
                                                                                ----------------
                                                                                     1999
                                                                                ----------------
                                                                                 (UNAUDITED)
ASSETS                                                                           (THOUSANDS)
Current Assets:
Cash and cash equivalents..................................................           $   1,071
Accounts receivable                                                                         777
Inventories................................................................               1,552
Prepaid and other current assets...........................................                 219
                                                                                ----------------
        Total current assets...............................................               3,619

Property and Equipments                                                                     754
Accumulated depreciation...................................................               (152)
                                                                                ----------------
                                                                                            602
Goodwill...................................................................                 708
Patents....................................................................               2,807
Other......................................................................                 632
                                                                                ================
                                                                                         $8,368
                                                                                ================
LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
Bank debt..................................................................                $509
Accounts payable...........................................................               1,244
Accrued liabilities........................................................                 648
Dividends payable..........................................................                 514
                                                                                ----------------
   Total current liabilities...............................................               2,915

Minority interest in consolidated subsidiary...............................               1,507

Stockholders' Equity:
Preferred stock, $.01 par value; Authorized-1,000,000 shares:
  Series A Convertible; Outstanding - 2,400
shares..................................                                                  1,909
  Series B Convertible; Outstanding - 1,170                                                 982
shares..........................................
Common stock, $.10 par value; Authorized - 20,000,000 shares;
  Outstanding - 9,830,955 shares ..........................................                 983
Additional paid-in capital.................................................              16,080
Retained deficit...........................................................            (15,661)
Accumulated other comprehensive loss.......................................               (240)
                                                                                ----------------
                                                                                          4,053
Deferred compensation......................................................               (107)
                                                                                ----------------
         Total stockholder's equity........................................               3,946
                                                                                ================
                                                                                         $8,368
                                                                                ================
                                              See accompanying notes.


                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                                                  THREE MONTHS ENDED OCTOBER 31
                                                               -----------------------------------
                                                                    1999              1998
                                                               -----------------------------------
                                                                   (Thousands, except per share
                                                                             amounts)

Net sales...................................................             $ 802            $ 2,150
Cost of goods sold..........................................               502              1,263
                                                               -----------------------------------
   Gross profit.............................................               300                887

Selling, general and administrative expenses................             1,253              1,922
Research and development....................................               136                128

                                                               -----------------------------------
   Total operating expenses.................................             1,389              2,050
                                                               -----------------------------------
Operating loss..............................................           (1,089)            (1,163)

Other income (expenses):

   Gain on sale of subsidiary capital                                      862                 --
stock................................
   Interest, net............................................              (12)               (17)

   Minority interest in affiliate...........................               113                 --
   Other....................................................                 6              (106)
                                                               -----------------------------------
                                                                           969              (123)
                                                               -----------------------------------
Net loss....................................................           $ (120)          $ (1,286)
                                                               ===================================
Net loss attributable
 to common stockholders*....................................           $ (261)          $ (1,403)
                                                               ===================================
Weighted average number of common and common equivalent
shares                                                               9,798,732          7,064,636
outstanding..................................................
                                                               ===================================
Net loss per share,
 basic and diluted..........................................         $   (.03)          $   (.20)
                                                               ===================================


                                              See accompanying notes.

* The quarters ended October 31, 1999 and 1998 include the impact of $141,000 and $117,000, respectively, of dividends on Preferred Stock.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                        THREE MONTHS ENDED OCTOBER 31
                                                                        -----------------------------
                                                                            1999           1998
                                                                        -----------------------------
OPERATING ACTIVITIES:                                                          (Thousands)
Net loss.............................................................          $(120)       $(1,286)
Adjustments to reconcile net loss to net cash
     used in operating activities:
Depreciation and amortization........................................             185            132
Deferred compensation amortization...................................              87            432
Gain on sale of subsidiary capital stock.............................           (862)             --
Minority interest ...................................................           (113)             --
Changes in operating assets and liabilities:
  Accounts receivable................................................             108          (206)
  Inventories, prepaid and other current assets......................           (120)          (402)
  Accounts payable and accrued liabilities...........................           (622)            532
                                                                        -----------------------------
Net cash used in operating activities................................         (1,457)          (798)

INVESTING ACTIVITIES:
Proceeds from sale of subsidiary capital stock.......................           1,638             --
Purchase of property and equipment, net..............................           (494)           (36)
                                                                        -----------------------------
Net cash provided by (used in) investing activities..................           1,144           (36)

FINANCING ACTIVITIES:

Net proceeds (payments) on debt and bank lines-of-credit.............           (549)            682
Issuance of common stock, net........................................             100           (79)
Issuance of capital stock by consolidated                                       1,635             --
subsidiary.............................
Proceeds from exercise of common stock options.......................              --             15
                                                                        -----------------------------
Net cash provided by financing activities............................           1,186            618
                                                                        -----------------------------
Effect of exchange rate on cash......................................            (12)              1
                                                                        -----------------------------
Increase (decrease) in cash and cash equivalents.....................             861          (215)
Cash and cash equivalents, beginning of period.......................             210            396
                                                                        =============================
Cash and cash equivalents, end of period.............................       $   1,071        $   181
                                                                        =============================
Noncash transaction:
Common Stock issued for
services ............................................................       $      75             --


                                              See accompanying notes.

                  AMERICAN ELECTROMEDICS CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                OCTOBER 31, 1999
                                   (Unaudited)


1.   BASIS OF PRESENTATION
     ---------------------

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

     Operating results for the three month period ended October 31, 1999 are not necessarily indicative of the results that may be expected for the year ending July 31, 2000. For further information, refer to the financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended July 31, 1999.

Foreign Currency Translation

     The financial statements of the Company's foreign subsidiary have been translated into U.S. dollars in accordance with Statement of Financial Standards No. 52, Foreign Currency Translation. All balance sheet amounts have been translated using the exchange rates in effect at the balance sheet date. Statement of Operations amounts have been translated using average exchange rates. The gains and losses resulting from the changes in exchange rates from the date of acquisition of Rosch GmbH to October 31, 1999 have been reported separately as a component of stockholders equity. The aggregate transaction gains and losses are insignificant.

Comprehensive Income (Loss)

     Effective August 1, 1998, the Company adopted Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income (SFAS 130). SFAS 130 establishes new rules for the reporting and display of comprehensive income or loss and its components, however, the adoption of this statement had no impact on the Company's net income or shareholders' equity. For the three months ended October 31, 1999, the Company's only item of other comprehensive income was the foreign currency translation adjustment recognized in consolidation of its partially-owned German subsidiary, Rosch GmbH. SFAS 130 requires such adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

     The foreign currency translation adjustment and comprehensive loss for the three months ended October 31, 1999 was $(40,000) and ($160,000), respectively. As of October 31, 1999, the cumulative translation adjustment and accumulated other comprehensive loss was ($240,000).

Going Concern

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has incurred a net losses of $120,000 for the three month period ended October 31, 1999. In addition, the Company incurred a net loss of $9,861,000 for the year ended July 31, 1999. This and other factors indicate that the Company may be unable to continue as a going concern for a reasonable period of time.

     The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing and ultimately to attain profitability. The Company continues to pursue strategies to improve the profitability of its current product lines, and is actively pursuing additional debt and equity financing.

2.   DEBT
     ----

     The Company's 50.01% owned German subsidiary, Rosch GmbH Medizitechnik ("Rosch GmbH") has two term loans and two revolving lines of credit with German-based banks. During the three month period ended October 31, 1999, the total outstanding balance under these loans decreased by approximately $564,000 based upon scheduled payments under the term loans and principle repayments under the lines of credit made based upon the Company's cash position.

3.   INVESTMENT IN AFFILIATE
     -----------------------

     In September 1999, a minority shareholder of Rosch GmbH acquired an additional 24.99% of Rosch GmbH through two transactions consisting of (1) a capital contribution into Rosch GmbH of approximately $1.6 million, and (2) a direct purchase of a portion of the Company's ownership interest in Rosch GmbH for approximately $1.6 million. These transactions resulted in the recognition of a gain on the sale of Rosch GmbH capital stock of approximately $862,000, and a reduction in the Company's ownership percentage of Rosch GmbH from 75% to 50.01%. As the Company continues to maintain a controlling interest in Rosch GmbH, it continues to consolidate the operations of Rosch GmbH. The transactions also resulted in the recognition of an increase in the minority interest of the consolidated subsidiary in the amount necessary to bring that interest up to the current minority ownership percentage of 49.99% of Rosch GmbH's net assets as of October 31, 1999, or $1,067,000. This amount includes the minority stockholders' share of Rosch GmbH's net losses for the three month period ended October 31, 1999, which was approximately $113,000.

4.   EQUITY
     ------

     During the three month period ended October 31, 1999, the Company closed one private placement for 133,334 shares of its Common Stock for $100,000, and issued 60,000 shares of its Common Stock, plus a five-year warrant to purchase up to 20,000 shares of the Company's Common Stock at an exercise price of $1.25 per share, as consideration for $75,000 of prior services. These transactions were with "accredited investors", as such term is defined in Regulation D under the Securities Act.

5.   YEAR 2000
     ---------

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs or hardware that have date-sensitive software embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     The Company has completed its plan to resolve the Year 2000 Issue which involved the following four phases: assessment, remediation, testing and implementation. The assessment indicated that most of the Company's significant information technology systems would be affected, including its financial information system which includes its general ledger, accounts payable, billing and inventory systems. The assessment was also undertaken on the Company's products, however, following the sale of the audiometrics assets in April 1999, the Company no longer sells products which utilize software and hardware (embedded chips) which could require remediation to be Year 2000 compliant. Accordingly, the Company does not believe that the Year 2000 presents a material exposure as it relates to the Company's products. The Company's manufacturing processes consist principally of unautomated assembly of components manufactured by outside third-parties. The Company has begun to gather information about the Year 2000 compliance status of its significant suppliers, and will take appropriate steps to monitor their compliance on an ongoing basis.

     Regarding its information technology exposures, the Company utilizes an unmodified off-the-shelf software package. The Company has purchased and installed a year 2000-compliant upgrade, and is now fully year 2000 compliant with respect to its financial information systems, and as the new software is also an unmodified off-the-shelf package, testing to ensure Year 2000 compliance is not necessary.

     The Company does not presently maintain direct interfaces with any third-party vendors. The Company has made various queries of its significant suppliers that do not share information systems with the Company (external agents). To date, the Company is not aware of any external agent with a Year 2000 issue that would materially impact the Company's results of operations, liquidity, or capital resources. However, the Company has no means of assuring that external agents will be Year 2000 ready. The inability of external agents to complete their Year 2000 resolution process in a timely fashion could materially impact the Company. The effect of non-compliance by external agents is not determinable.

     The total cost of the Company's Year 2000 project was approximately $5,000. The project costs consisted principally of the cost of new software, which has been capitalized.

     Management of the Company believes it has effectively resolved the Year 2000 Issue. However, exposure continues to exist relative to the Company's outside suppliers, which could have a materially adverse effect on its manufacturing and shipping operations. In addition, disruptions in the economy generally resulting from Year 2000 issues could also materially adversely affect the Company. The Company currently has no contingency plans in place in the event of an unforeseen Year 2000 problem. The Company plans to continue to monitor its suppliers, and will develop such a plan if necessary.

6.   SUBSEQUENT EVENTS
     -----------------

     Effective November 15, 1999, the Company closed an agreement (the "Fukushima Agreement") with Jim Fukushima, a director and Vice Chairman of the Company, whereby Mr. Fukushima purchased 800,000 shares of the Company's Common Stock, a three-year warrant to purchase up to 300,000 additional shares of Common Stock at an exercise price of $2.00 per share and a 5% ownership interest in Rosch GmbH, through a sub-participation contract with Andy Rosch, the general manager of Rosch GmbH, in exchange for a payment of $2 million. The proceeds were used principally for the cash payments described below. This sale resulted in the reduction of the Company's ownership percentage in Rosch GmbH to 45.01%.

     Effective November 16, 1999, pursuant to an agreement with the holders of the Company's outstanding 1,170 shares of Series B Preferred Stock, the Company redeemed all such outstanding shares, together with all accrued and unpaid dividends, penalties and redemption premiums, in exchange for a payment of $1,170,000 in cash and the issuance of 369,000 shares of the Company's Common Stock.

     Effective November 17, 1999, pursuant to a Securities Exchange Agreement with the holder of the Company's outstanding Series A Preferred Stock, the Company made a cash payment of $840,000, issued 2,228,312 shares of its Common Stock and issued a Promissory Note and Security Agreement (the "Secured Note") in the principal amount of $1,050,000 in exchange for (i) the conversion of 1,350 shares of Series A Preferred Stock and the accrued dividends on all outstanding Series A Preferred Stock, (ii) the redemption of 700 shares of Series A Preferred Stock and (iii) the exchange of 350 shares of Series A Preferred Stock for the Secured Note. The Secured Note is non-interest bearing, due in full on the earlier to occur of (i) five business days of the closing date of the initial public offering in Germany of Rosch GmbH or (ii) April 30, 2000, secured by certain intellectual property rights of the Company, and the principal amount may be reduced to $700,000 if the average closing bid price of the Company's Common Stock for the five trading days prior to maturity exceeds $3.00 per share.

     Effective November 18, 1999, the Company sold 1,333,333 shares of Common Stock to Concord Effekten AG, a minority stockholder of Rosch GmbH, for a purchase price of $1 million.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS
BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE
ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN             5,817,140 SHARES
THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE            COMMON STOCK
BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH                      AND
INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED            50,000 COMMON STOCK
UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE          PURCHASE WARRANTS
SELLING STOCKHOLDERS.  THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN
OFFER TO BUY ANY SECURITIES OTHER THAN THOSE
SPECIFICALLY OFFERED HEREBY OR AN OFFER TO SELL OR A
SOLICITATION OF AN OFFER TO BUY ANY OF THESE                      AMERICAN
SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM         ELECTROMEDICS CORP.
IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
EXCEPT WHERE OTHERWISE INDICATED, THIS PROSPECTUS
SPEAKS AS OF THE EFFECTIVE DATE OF THE REGISTRATION
STATEMENT.  NEITHER THE DELIVERY OF THIS PROSPECTUS
NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES
CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE
IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                  TABLE OF CONTENTS                              PROSPECTUS
                                                    Page
                                                    ----

PROSPECTUS SUMMARY .................................  2
THE COMPANY.........................................  2
THE OFFERING .......................................  3
SUMMARY FINANCIAL AND OPERATING INFORMATION ........  3
RISK FACTORS .......................................  4
USE OF PROCEEDS .................................... 10
DIVIDEND POLICY .................................... 10
MARKET FOR THE COMPANY'S
     COMMON STOCK AND RELATED STOCKHOLDER MATTERS .. 10
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL                                                December 21, 1999
     CONDITION AND RESULTS OF
     OPERATIONS .................................... 10
BUSINESS ........................................... 14
LEGAL PROCEEDINGS .................................. 21
MANAGEMENT ......................................... 22
EXECUTIVE COMPENSATION ............................. 23
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ..... 27
PRINCIPAL STOCKHOLDERS ............................. 28
DESCRIPTION OF SECURITIES .......................... 29
SELLING STOCKHOLDERS ............................... 30
PLAN OF DISTRIBUTION ............................... 32
LEGAL MATTERS ...................................... 33
EXPERTS ............................................ 34
AVAILABLE INFORMATION .............................. 34
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS .........F-1

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:

         Registration Fee                                   $
         Legal Fees and Expenses.........................    35,000.00
         Accounting Fees and Expenses....................    30,000.00
         Printing........................................     5,000.00
         Miscellaneous Expenses..........................
                  Total..................................   $80,000.00

ITEM 27. EXHIBITS.

EXHIBIT
NUMBER   DESCRIPTION OF EXHIBIT

3.1.1 Certificate of Incorporation of the Company (filed as Exhibit 3(a)(1) to Registration No. 2-71775, and incorporated herein by reference).

3.1.2 Certificate of Amendment to Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on January 27, 1987 (filed as Exhibit 3(a)(2) to the Company's Form 10-Q for the fiscal quarter ended January 31, 1987, and incorporated herein by reference).

3.1.3 Certificate of Amendment to Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on October 9, 1990 (filed as Exhibit 3(a)(3) to the Company's Form 10-K for the fiscal year ended July 28, 1990, and incorporated herein by reference).

3.1.4 Certificate of Amendment to Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on November 7, 1996 (filed as Exhibit 3.1.4 to the Company's Form 10-K for the fiscal year ended July 31, 1997, and incorporated herein by reference).

3.1.5 Certificate of Amendment to Certificate of Incorporation of the Company filed with the Secretary of State on May 4, 1998 (filed as
          Exhibit 2.1 to the Company's Form 8-K for an event of May 5, 1998 (the "May 1998 Form 8-K"), and incorporated herein by reference).

3.1.6 Certificate of Designations of Series A Convertible Preferred Stock of the Company (filed with the Secretary of State of Delaware on May 5, 1998, filed as Exhibit 2.2 to the May 1998 Form 8-K, and incorporated herein by reference).

3.1.7 Certificate of Designation for Series B 5% Convertible Preferred Stock, filed with the Secretary of State of Delaware on February 3, 1999 (filed as Exhibit 3.1 to the Company's Form 8-K for an event of February 3, 1999 (the "February 1999 Form 8-K"), and incorporated herein by reference).

3.2 By-Laws of the Company (filed as Exhibit 3(b) to Registration No. 2-71775, and incorporated herein by reference).

3.3 Amendments to the By-Laws of the Company (filed as Exhibit 3(c) to the Company's 1990 Form 10-K and incorporated herein by reference).

4.1 Form of Common Stock Certificate (filed as Exhibit 4 to Registration No. 2071775 and incorporated herein by reference).

5.*       Opinion of Thelen Reid & Priest LLP.

10.1** Commercial Lease, dated March 23, 1998, by and between Mareld Company, Inc. and the Company.

10.2.1 1983 Incentive Stock Option Plan (filed as Exhibit A to the Company's Information Statement, and incorporated herein by reference).

10.2.2    Form of 1983 Incentive Stock Option Certificate (filed as Exhibit
          (10)-12 to the Company's Form 10-K for the fiscal year ended July 28, 1984 ["1984 Form 10-K"] and incorporated herein by reference).

10.3.1 1983 Non-Qualified Stock Option Plan (filed as Exhibit B to the Company's 1983 Information Statement, and incorporated herein by reference).

10.3.2    Form of 1983 Non-Qualified Stock Option Certificate (filed as Exhibit
          (10)-13 to the Company's 1984 Form 10-K, and incorporated herein by reference).

10.4 1996 Stock Option Plan (filed as Exhibit A to the Company's 1996 Proxy Statement, and incorporated herein by reference).

10.5 Stock Purchase Agreement, dated January 11, 1996, between the Company and Andy Rosch (filed as Exhibit 1 to the Company's Form 8-K for an event of January 11, 1996, and incorporated herein by reference).

10.6.1 Loan Agreement, dated October 4, 1996, between the Company and Citizens Bank New Hampshire (the "Bank") (filed as Exhibit 10.9.1 to the Company's Form 10-KSB for the fiscal year ended July 27, 1996 (the "1996 Form 10-KSB") and incorporated herein by reference).

10.6.2 Security Agreement, dated October 4, 1996, between the Company and the Bank (filed as Exhibit 10.9.2 to the Company's 1996 form 10-KSB, and incorporated herein by reference).

10.6.3 Revolving Line of Credit Promissory Note, dated October 4, 1996, from the Company to the Bank (filed as Exhibit 10.9.3 to the Company's 1996 Form 10-KSB, and incorporated herein by reference).

10.6.4 Term Promissory Note, dated October 4, 1996, from the Company to the Bank (filed as Exhibit 10.9.4 to the Company's 1996 Form 10-KSB, and incorporated herein by reference).

10.6.5 Forebearance and Workout Agreement, dated as of October 28, 1997, between the Company and the Bank (filed as Exhibit 10.12 to the Company's Form 10-KSB for the fiscal year ended July 31, 1997, and incorporated herein by reference).

10.7 Form of 14% Convertible Subordinated Debenture, due October 31, 1999 (filed as Exhibit 4 to the Company's Form 8-K for an event of October 25, 1996, and incorporated herein by reference).

10.8** Amended Employment Agreement, dated as of January 1, 1998, between the Company and Thomas A. Slamecka.

10.9** Employment Agreement, dated January 1, 1998, between the Company and Michael T. Pieniazek.

10.10.1 Agreement and Plan of Merger, dated as of April 30, 1998, among the Company, DDS Acquisition Corporation, Dynamic Dental Systems, Inc. ("DDS") and others (without Exhibits or Schedules thereto) (filed as Exhibit 2.3 to the May 1998 Form 8-K and incorporated herein by reference).

10.10.2 Certificate of Merger between DDS Acquisition Corporation and DDS, filed with the Secretary of State of Delaware on May 5, 1998 (filed as Exhibit 2.4 to the May 1998 Form 8-K and incorporated herein by reference).

10.11 Agreement and Plan of Merger, dated as of March 27, 1998, among the Company, ESI Acquisition Corporation and Equidyne Systems Inc. ("ESI") (incorporated by reference to Exhibit 2 to the Company's Form 8-K for an event of March 27, 1998).

10.12 Employment Agreement, dated as of April 30, 1998, by and between Dental Dynamic Systems, Inc. and Henry J. Rhodes (filed as Exhibit 2.8 to the May 1998 Form 8-K and incorporated herein by reference).

10.13 Employment Agreement, dated as of May 11, 1998, by and between Equidyne Systems, Inc. and Lawrence Petersen (filed as Exhibit 2.9 to the May 1998 Form 8-K and incorporated herein by reference).

10.14.1 Securities Purchase Agreement, dated as of May 5, 1998, among the Company, West End Capital LLC and the Purchaser listed therein (filed as Exhibit 10.1 to the May 1998 Form 8-K and incorporated herein by reference).

10.14.2 Form of Warrant issued to West End Capital LLC (filed as Exhibit 10.2 to the May 1998 Form 8-K and incorporated herein by reference).

10.14.3 Registration Rights Agreement, dated as of May 5, 1998, among the Company, West End Capital LLC and the Purchaser listed therein (filed as Exhibit 10.3 to the May 1998 Form 8-K and incorporated herein by reference).

10.14.4 Securities Exchange Agreement, dated November 17, 1999 between the Company and Jubilee Investors LLC (filed as Exhibit 10.2 to the Company's Form 8-K for an event of November 15, 1999 (the "November 1999 Form 8-K") and incorporated herein by reference).

10.14.5 Promissory Note and Security Agreement, dated November 17, 1999, between the Company and Jubilee Investors LLC (filed as Exhibit 10.3 to the Company's November 1999 Form 8-K and incorporated herein by reference).

10.15 Stock Purchase Option Agreement, dated November 1, 1997, between the Company and Andy Rosch (without exhibits) (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the period ended October 31, 1997 and incorporated herein by reference).

10.16 Consulting Agreement, dated February 19, 1998, between the Company and Liviakis Financial. Communications, Inc. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 1998 and incorporated herein by reference).

10.17 Form of Stock Purchase Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed to report an event of November 26, 1997 and incorporated herein by reference).

10.18 Consulting Agreement, dated as of April 23, 1999, between the Company and American Financial Communications (filed as Exhibit 10.20 to the Company's Annual Report on Form 10-KSB for the fiscal year ended July 31, 1999 and incorporated herein by reference).

10.19 Sales Contract for Patents, dated July 8, 1999, by and between the Company, Equidyne Systems, Inc. and Rosch GmbH Medizintechnik (filed as Exhibit 10.21 to the Company's Annual Report on Form 10-KSB for the fiscal year ended July 31, 1999 (the "1999 Form 10-KSB") and incorporated herein by reference).

10.20 Assets Purchase Agreement, dated April 8, 1999, by and between the Company, Rosch GmbH Medizintechnik and Maico Diagnostic GmbH (filed as
          Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the period ended April 30, 1999 and incorporated herein by reference).

10.21 Investment Agreement, dated July 8, 1999, by and between the Company, Rosch GmbH Medizintechnik, Concord Effeckten AG and Andy Rosch (filed as Exhibit 10.23 to the 1999 Form 10-KSB and incorporated herein by reference).

10.22 Participation Agreement, dated September 30, 1999, by and between the Company, Rosch GmbH Medizintechnik, Concord Effeckten AG and Andy Rosch (filed as Exhibit 10.24 to the 1999 Form 10-KSB and incorporated herein by reference).

10.23.1 Form of Securities Purchase Agreement for the sale of Series B Preferred Stock (without exhibits) (filed as Exhibit 10.1 to the February 1999 Form 8-K and incorporated herein by reference).

10.23.2 Form of Warrant Agreement (filed as Exhibit 10.2 to the February 1999 Form 8-K and incorporated herein by reference).

10.23.3 Form of Registration Rights Agreement (filed as Exhibit 10.3 to the February 1999 Form 8-K and incorporated herein by reference).

10.23.4 Agreement, dated as of November 1, 1999, among the Company and the purchasers of the Series B Preferred Stock (filed as Exhibit 10.4 to the November 1999 Form 8-K and incorporated herein by reference).

10.24 Distribution Agreement, dated as of January 1, 1999, between ESI and Precision Medmark, Inc.

10.25 Letter Agreement, dated October 21, 1999, between the Company and Jim Fukushima (filed as Exhibit 10.1 to the November 1999 Form 8-K and incorporated herein by reference).

10.26 Letter Agreement, dated November 15, 1999, between the Company and Concord Effekterr AG (filed as Exhibit 10.5 to the November 1999 Form 8-K and incorporated herein by reference).

21.**     List of subsidiaries.

23.1*     Consent of Ernst & Young LLP

23.2*     Consent of Thelen Reid & Priest LLP (included as part of Exhibit 5).

24.**          Power of Attorney.

-------------------------------------
*        Filed herewith.
**       Filed herewith.

                                   SIGNATURES

     IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM SB-2 AND AUTHORIZED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN AMHERST, NEW HAMPSHIRE, ON THE 16TH DAY OF DECEMBER, 1999.

                                                    AMERICAN ELECTROMEDICS CORP.


                                                    BY:  /s/Michael T. Pieniazek
                                                         -----------------------

                                                            Michael T. Pieniazek
                                                            President


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


             SIGNATURE                    TITLE                       DATE
             ---------                    -----                       ----

*                                   Chairman of the Board
---------------------------
         Thomas A. Slamecka


/s/Michael T. Pieniazek             Director, President and    December 16, 1999
---------------------------          Chief
         Michael T. Pieniazek        Financial Officer



*
---------------------------         Director, and Vice
         Jim Fukushima               Chairman



*
---------------------------          Director
         Blake C. Davenport

*                                    Director
---------------------------
         Andy Rosch


*                                    Director
---------------------------
         Marcus R. Rowan


*By: /s/Michael T. Pieniazek         Attorney-in-fact for     December 16,  1999
     -----------------------
         Michael T. Pieniazek        each of the persons
                                     indicated by an asterisk